SIDERURGICA VENEZOLANA "SIVENSA", S.A.

07021150

COMMISSION FILE
NO. 82-3080

SUPPL

Caracas, February, 2007

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
FEB 2007

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

PROCESSED
FEB 2 1 2007
THOMSON
FINANCIAL

María Ignacia Curé
Alternate Judicial Representative

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.64.58
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Phone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

COMMISION FILE
NO. 32-3030

FOR IMMEDIATE DISTRIBUTION:

SIVENSA REPORTS ON RESULTS FOR FIRST QUARTER OF FISCAL YEAR 2007

CARACAS, JANUARY 30, 2007. Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales during the first quarter of fiscal year 2007, ended last December 31, for US$ 234 million, 15% higher than the sales recorded for the same quarter of the preceding fiscal year. The operating profit was US$ 24 million, compared to US$ 26 million for the term October-December 2005. The net profit for Sivensa's shareholders was of US$ 4 million, compared to US$ 13 million recorded in the same term of the preceding fiscal year.

The slight reduction in operating results, in spite of the increase in sales, is the result of the consolidation of the results of our three operating subsidiaries, of which Sidetur and Vicson reported major improvements in their results. In turn, subsidiary IBH had operating losses, which will be explained in the section dealing with pre-reduced products in this report.

Interest and other financing expenses amounted to US$ 17 million, compared with US$ 10 million for the quarter October-December 2005. This difference is due mainly to: i) the increase of the interest on Sidetur's debt, which was refinanced in May 2006 at a rate higher than the previous one; ii) the application of interest to the entire debt after the restructuring, compared with the previous contract, according to which a tranche of the debt did not accrue interest; iii) new debts of Sidetur for US$ 19 million and US$ 13 million, the last of which was paid on December 2006; iv) increase in the financial expenses of IBH due to the increase of the interest rate on dollar loans; v) higher debt basis of IBH due the capitalization of interest for US$ 28.7 million, and vi) increase of commercial interest of IBH with CVG Ferrominera Orinoco. Regarding this latter issue, we must note that IBH has seen a reduction in its capacity to pay CVG Ferrominera Orinoco, because the Venezuelan tax authority owes IBH tax credits for 2005 and 2006, which at December 31, 2006, amounted to US$ 93 million.

RESOLUTION 195

On December 5, 2006, the Venezuelan Ministry of Light Industries and Trade –MILCO-, published Resolution 195 in Official Gazette N° 38.577. This resolution sets forth a new list of priority goods that do not require a Certification of Non-Domestic Production (CNPN) from that Ministry in order to obtain dollars at the official exchange rate from the Foreign Currency Administration Commission, CADIVI. As of such date of publication, all requests for foreign currency at the official exchange rate for products not included in said list must be accompanied by the CNPN. Given that some of the inputs required for our production processes were excluded from the list, our subsidiaries have begun an administrative procedure to request the CNPN from the MILCO. Among Sivensa's subsidiaries, Venprecar has suffered the most immediate impact of this measure because pellets, the raw material for its direct reduction process, must have this certificate to be imported. Maintaining Venprecar's level of operations and production depends on the obtainment of the CNPN within reasonable time. On the other hand, subsidiary Vicson must also meet similar conditions for it imports of inputs and spare parts in order to preserve its production level.

INTERNATIONAL MARKET

As a result of the growth of the world's economy, characterized by a greater activity in the construction and infrastructure sectors, the average price of steel products in the United States, European and Asian markets was higher than the price recorded for the term October- December 2005. However, after having reached a maximum in the third quarter of 2006, in the last quarter of the year the prices showed a slight lowering trend, due to a seasonal fall of the demand in the United States and Europe.

Regarding the pre-reduced market, the average FOB price for the sale of IBH's briquettes at the Port of Palúa was US$ 206.6/MT, compared to US$ 186.3/MT in the same period of fiscal year 2006 (October-December 2005), and to US$ 232.8/MT[1] in the immediately preceding quarter (July-September 2006). At the end of the quarter, there was an exhaustion of the metallic inventories at the main steel mills, which has caused an increase in the price of briquettes as of January 2007.

---

[1] The computation of these averages does not include byproducts.

ANALYSIS PER BUSINESS SECTOR

Steel Sector

Sidetur's sales for the term October-December 2006 were for US$ 108 million, 22% higher than those recorded during the same term of the preceding fiscal year. This rise is due to the increase in the sales volume to the domestic market, which has continued to grow driven by the construction of public works, commercial outlets and houses.

During this quarter, subsidiary Sidetur signed a contract with the company Danielli for the manufacture and installation of a new emission control system for the steel mill located at Puerto Ordaz. It is estimated that this system will start operating during the last quarter of calendar year 2007. Also, Sidetur advanced its investment program for US $ 20 million, addressed to increasing the capacity of its rolling mills, modernizing the electro-welding plant and updating the equipment at its scrap collection centers.

Wire Sector

Vicson and its subsidiaries recorded US$ 43 million in sales of wire and wire products during the term October-December 2006, a 52% increase with regard to the same term of the preceding fiscal year. This growth mainly reflects the improvement in national sales, especially those to the agricultural and construction sectors. The exports and sales of subsidiary Proalco also increased with regard to the October-December 2005 quarter.

On December 8, 2006, the Venezuelan Fund for Standardization and Quality Certification (*"Fondo para la Normalización y Certificación de Calidad"*) (FONDONORMA) certified that subsidiary Vicson has established and maintains an Environmental Management system according to the requirements of international standard ISO 14001:2004, for the manufacturing of wire, mesh and related steel products and cables. On the same date, the International IQ Network certified that Vicson's Management System meets the requirements of standard ISO 14001:2004.

Pre-reduced Sector

Subsidiary IBH recorded sales for US$ 111 million during the term October-December 2006, compared to the sales of US$ 93 million obtained in the same term of the preceding year. This increase is due to a greater sales volume and a better price vis-à-vis the comparable quarter of the preceding fiscal year[2].

---

[2] More detailed information about IBH's results may be found in said company's quarterly report, at www.ibh.com.ve

As mentioned above, subsidiary IBH had operating losses during the quarter October-December 2006, which are explained mainly by the increase of raw material's cost in the amount of US$ 16,1 million[3].

Venprecar's Plant:
This plant's production during the quarter under analysis was of 195,214 MT, compared to 203,278 MT in the quarter October-December 2005. Due to the dearth of pellets in the local market, Venprecar decided to import this raw material in order to cover the deficit. However, the high costs of importing pellets affect the yield of its operations.

Orinoco Iron Plant:
This plant produced 323,975 MT in the quarter October-December 2006, 11% more than the production for the same quarter of the preceding year. As was announced in the Annual Report for fiscal year 2006, during this quarter, Orinoco Iron's plant began the overhaul for adding new parts and equipment to trains 1, 2 and 3. This overhaul will enable improving the plant's availability.

TAX AUDIT

On December 2006, the company exercised the legal appeals available against the tax assessments raised on October 31 of the same year by the Venezuelan tax authority, SENIAT, regarding Sivensa's income tax returns for fiscal years 2001-2002, 2002-2003, 2003-2004 and 2004-2005. The company hopes to obtain a favorable outcome in this process.

EVENT SUBSEQUENT TO THE CLOSING OF THE QUARTER

On January 17, 2007, the Venezuelan tax authority, SENIAT, delivered to Orinoco Iron SCS official orders for Bs. 25.8 billion as tax credit for year 2006. Additionally, on January 25, Venprecar received orders for Bs. 32.4 billion, pertaining to tax credits for 2005. These resources will be available as Tax Refund Certificates (CERTs) once authorized by the Ministry of Finance, and will be used mainly to reduce the commercial debt with CVG Ferrominera Orinoco.

---

[3] The prices of iron ore (fines, lumps and pellets) in the quarter October-December 2006 include the automatic benefit of a 20% discount on the international price, arising from the signing of the Agreement for the Assurance of Raw Materials (CAMP), which became effective on July 31, 2006.

SOCIAL RESPONSIBILITY

In the area of Social Responsibility, the Center of Applied Knowledge FUNDAMETAL, continued the project for technical training of youths and adults of Guayana, which is carried out with the support of the European Community. In that vein, there was advancement on the installation of educational equipment for the workshops of electronics, electricity, instrumentation and pneumatics, with capacity to train approximately 1,000 participants per year. Additionally, the subsidiary Sidetur made progress in the building of the infrastructure for the seat of Carapita's Children's Symphonic Orchestra. As part of its activity for the training of community leaders, which has been carried out for 13 years with the "Escuela de Vecinos de Venezuela", Sidetur's plant in Barquisimeto began the promotion of rooms for reflection on citizens' participation through community councils. The principles of respect, tolerance, responsibility and solidarity were set as the bases for participating in these community councils.

VALUE OF SIVENSA'S INTERESTS IN TERNIUM

On December 29, the last day of the New York Stock Exchange's activities for 2006, Ternium's shares were listed at US$ 29.54 per ADR, which represented a value of US$ 99.8 million for Sivensa's interests in this company. As of closing of yesterday, January 29, 2007, Ternium was traded at $24.59/ADR, which represents a value of US$ 83,1 million for Sivensa's interests.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation that is made up of three business units: Sidetur, engaged mainly in the manufacturing of steel products for the construction, manufacturing and infrastructure industries; International Briquettes Holding, IBH, whose plants Venprecar and Orinoco Iron produce reduced iron briquettes to be used as high-quality raw material in the steel industry; and Vicson, which manufactures wire and wire products for the manufacturing, construction, agriculture and infrastructure sectors. Sivensa's partners are: Belgian company Bekaert Corporation in the Vicson division, and Venezuelan company CVG Ferrominera Orinoco in the IBH division. Sivensa's labor force at December 31, 2006 was of 3,657 workers.

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006 AND 2005

(Thousands of US dollars)

	2006	2005 (*)
Assets		
Current assets		
Cash and cash equivalents	98,016	76,914
Trading securities	1,400	-
Accounts receivable		
Commercial and other	175,979	153,683
Related Companies	158	606
Advances to suppliers	16,471	10,560
Inventories	116,510	93,789
Pre-paid expenses and other currents assets	10,827	9,420
Total current assets	419,361	344,972
Property, plant and equipment, net	1,347,360	1,258,853
Investments available for sale	99,744	30,000
Accounts with related companies	161	161
Deferred taxes	15,179	21,060
Deferred charges and other non current assets	5,365	8,174
Total assets	1,887,170	1,663,220
Liabilities and shareholders' equity		
Current liabilities		
Short-term bank loans	5,993	6,962
Short-term portion of long-term loans	2,697	1,496
Accounts payable		
Suppliers	112,261	102,095
Related companies	84,735	25,094
Advances to suppliers	13,701	101
Profit sharing, vacation bonus and other personnel accruals	12,428	9,353
Taxes	1,788	-
Other current liabilities	17,303	10,488
Total current liabilites	250,906	155,589
Long-term loans	367,266	446,884
Bonds payable	97,078	-
Accounts with related companies	10,779	27,376
Long-term supplier	3,390	7,937
Accrual for employee termination benefits, net of advances and loans to employees	14,760	10,081
Other long-term liabilities and accruals	51,631	45,832
Deferred taxes	211,729	178,911
Total liabilities	1,007,539	872,610
Shareholders' equity	879,631	790,610
Total liabilities and shareholders' equity	1,887,170	1,663,220

(*) Restated for comparative purposes

SIDERURGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTERS ENDED DECEMBER 31, 2006 AND 2005

(Thousands of US dollars, except number of shares information)

	2006	2005 (*)
Net sales		
Exports	101,960	118,741
Domestic	131,749	84,874
	233,709	203,615
Cost of sales	(196,426)	(165,408)
Gross profit	37,283	38,207
General, administrative expenses	(17,743)	(14,663)
Other operating expenses, net	4,178	1,976
Operating profit	23,718	25,520
Interes and other financial expenses	(17,200)	(10,094)
Translation adjustment, net	(693)	-
	(17,893)	(10,094)
Profit before taxes	5,825	15,426
Taxes	(6,380)	(4,087)
Net profit	(555)	11,339
Profit (loss) attributable to:		
Sivensa's shareholders, net of participation in IBH subject to put option	3,672	13,154
Minority interests	(4,227)	(1,815)
	(555)	11,339
Net profit per share attributable to Sivensa's shareholders	0.001	0.002
Weighted average of outstanding shares (thousands)	4,883,031	5,744,743

(*) Restated for comparative purposes



SIDERÚRGICA VENEZOLANA SIVENSA, S.A.

Informe Anual 2006

CAPITAL SOCIAL	
Acciones Comunes	3.831.831.405
Acciones Comunes en forma de ADRs	1.051.199.929
Total acciones en circulación	4.883.031.334

ASPECTOS RESALTANTES	(miles de US dólares)	
	2006	2005
Ventas netas	916.263	879.932
Exportaciones	475.285	555.709
Utilidad después de gastos generales y de administración y otros gastos operativos, netos	51.342	183.903
Depreciación y amortización	70.824	55.294
Utilidad neta atribuible a los accionistas de Sivensa, neta de participación de IBH sujeta a obligación de compra	49.189	129.158
Activos Totales	1.917.931	1.682.665
Patrimonio	867.704	778.665
Deuda Financiera	478.122	472.994
Flujo de caja operativo	125.941	208.642
Índice de liquidez (veces)	1,49	2,03
Total pasivo/patrimonio (veces)	1,21	1,16
Número de empleados*	3.622	3.269
Horas de adiestramiento al personal de Sivensa	111.763	96.453
Participantes en programas de Fundametal	25.496	26.725

* Incluye operaciones de Vicson en Colombia

Siderúrgica Venezolana "SIVENSA" S.A.
Informe Anual 2006

Capital Autorizado	Bs. 141.190.196.480,oo
Capital Suscrito y Pagado	Bs. 97.660.626,680,oo

Siderúrgica Venezolana SIVENSA S.A. es una corporación venezolana que comprende tres unidades de negocios: Sidetur, dedicada principalmente a la fabricación de productos de acero para la industria de la construcción, manufactura e infraestructura; International Briquettes *Holding, IBH, cuyas plantas* Venprecar y Orinoco Iron producen briquetas de hierro reducido para ser utilizadas como materia prima de alta calidad en la industria siderúrgica; y Vicson, que fabrica alambres y productos de alambre para los sectores de manufactura, construcción, agrícola e infraestructura. Los socios de Sivensa son: CVG Ferrominera Orinoco en la división IBH y la empresa belga Bekaert Corporation en la división Vicson. La fuerza laboral de Sivensa al 30 de septiembre de 2006 fue de 3.622 trabajadores.

Contenido





Junta Directiva

Directores Principales

Oscar Augusto Machado K.

Henrique Machado Zuloaga

Reinaldo Cervini

Luis Ignacio Mendoza (H)

Gustavo J. Vollmer

Pedro Agustín Palma Carrillo

José María Fragachán

Carlos M. Áñez Di Prisco

Directores Suplentes

Armando Loynaz Reverón

Horacio Alvarez García

Arnold H. Volkenborn

Cristóbal L. Mendoza

Bruno L. Bortesi

Francisco José Monaldi

Neil J. Malloy

Renny López

Comité de Auditoría

Gustavo Julio Vollmer

Henrique Machado Zuloaga

Reinaldo Cervini

José María Fragachán

Cristóbal Mendoza

Comité Ejecutivo

Presidente
Oscar Augusto Machado K.

Director Corporativo Legal
Héctor J. Peña

Presidente Ejecutivo de IBH
Neil J. Malloy

Director General de Sidetur
Nicolás Izquierdo

Director General de Vicson
Armando Rondón

Director Corporativo de Finanzas
Gustavo Machado





A nuestros Accionistas

Durante el ejercicio fiscal al que se contrae este Informe, la economía venezolana, impulsada por los ingresos petroleros, continuó su crecimiento por tercer año consecutivo. En este período[1], el Producto Interno Bruto (PIB) aumentó en 10,3%, lo que refleja una mayor actividad en los sectores público y privado, mientras que el PIB del sector construcción, principal destino de los productos de la división Sidetur, registró un alza de 31%[2]. La inflación en el período fiscal 2006 fue de 15,34%, mientras que la tasa de cambio se mantuvo en Bs. 2.150 por dólar.

Por otra parte, la producción mundial de acero aumentó en 8,5% con respecto al período comparable del año fiscal 2005 al ubicarse en 1.188 millones de toneladas métricas[3]. Esta variación responde al incremento de la producción de acero en los tres grandes bloques productores: Estados Unidos, la Unión Europea y Asia, destacándose China en este último bloque, con un aumento de 12% en su producción con respecto al año 2005. En cuanto al mercado de prerreducidos, los precios se vieron afectados por los altos inventarios de acero, ocasionados por el incremento de la producción mundial y por el aumento de los fletes marítimos.

Los resultados consolidados de Sivensa incluyen las cuentas de cada una de nuestras tres filiales operativas. En el período fiscal 2006, los resultados favorables de Sidetur y Vicson superaron las pérdidas ocurridas en el sector de prerreducidos, lo que permitió a Sivensa obtener una utilidad atribuible a sus accionistas de US$ 49 millones.

1 El ejercicio fiscal 2006 comprende el período de doce meses que va desde octubre de 2005 a septiembre de 2006. El ejercicio fiscal 2005 comprende el período de doce meses que va desde octubre de 2004 a septiembre de 2005. En este Informe nos referimos indistintamente a estos términos como período, ejercicio o año fiscal o contable.

2 Fuente: BCV

3 Fuente: International Iron and Steel Institute en www.worldsteel.org. Los datos de producción de acero crudo del IISI, reportan la producción de acero crudo de 62 países, lo que representa aproximadamente el 98% de la producción mundial.





Refinanciamiento de la deuda

En el ejercicio fiscal Sidetur y Sivensa lograron completar el refinanciamiento de su deuda a largo plazo, siendo éste el evento financiero más importante del período. La transacción, que se cerró el 3 de mayo de 2006, permitió además rescatar el 15% de las acciones de Sivensa que se encontraban en poder de los bancos desde el año 2002, y de este modo se revirtió la dilución experimentada por los accionistas como resultado de la reestructuración financiera de mayo de 2002.

Otros beneficios del refinanciamiento fueron: (i) la revocación de la restricción para el decreto y pago de dividendos, la cual permitirá iniciar la normalización de la política de dividendos de Sivensa, (ii) la eliminación de los topes máximos de inversión en activos fijos en las filiales Sidetur y Vicson, y (iii) la eliminación de la acción dorada asignada a los bancos en el año 2002.



Este refinanciamiento se logró mediante la colocación en el mercado internacional de una emisión de bonos de Sidetur, por US$ 100 millones, más la obtención por esta filial de un préstamo a corto plazo de US$ 32 millones.

Los bonos vencen en el 2016 y tienen un interés del 10% anual pagadero trimestralmente a partir de julio de 2006. En el año 2008 se inicia la amortización en pagos trimestrales que totalizan US$ 5 millones cada año, y el saldo, por US$ 60 millones, será pagado a su vencimiento en el año 2016.

Presentación de Estados Financieros

Los resultados en dólares de los Estados Unidos que se reseñan en este Informe fueron preparados conforme a bases contables similares a las Normas Internacionales de Información Financiera (NIIF), siendo la única excepción la determinación del dólar de los Estados Unidos de América como moneda funcional de la filial Sidetur.


ARELLANO
CARMEN A.



Resultados del Ejercicio Fiscal

Ventas: Las ventas totales de Sivensa durante el ejercicio fiscal 2006 alcanzaron los US$ 916 millones, 4% superiores a las del ejercicio fiscal 2005, correspondiendo 52% a exportaciones, lo que representa una disminución con respecto al año anterior, en el que las exportaciones representaron 63% de las ventas. El aporte de las divisiones a las ventas totales del año 2006 es como sigue:

Ventas

(Millones de dólares)



879.9
916.2
498.5
249.9
2003
2004
2005
2006

A partir del año 2005, Sivensa comienza a consolidar los resultados de Orinoco Iron en sus resultados.

Ventas

(Millones de dólares)

Briquetas	Acero	Alambre	Otros	Intercompañía	Total
424,1	410,8	142,6	10,1	(71,4)	916,2

Utilidad después de Gastos Administrativos y Otros Gastos Operativos Netos: La utilidad después de gastos administrativos y otros gastos operativos netos fue de US$ 51 millones, en comparación con US$ 184 millones en el lapso contable anterior. La disminución en esta utilidad se debe fundamentalmente a los resultados de la filial IBH, los cuales, como se explica en la sección correspondiente de este Informe, estuvieron afectados por menores precios de la briqueta y mayores costos de producción.

Utilidad después de Gastos Administrativos y otros gastos operativos Netos

(Millones de dólares)



183.9
103.1
51.3
34.6
2003
2004
2005
2006



Intereses y Otros Gastos de Financiamiento: Este rubro registró un gasto idéntico al del período fiscal anterior, al ubicarse en US$ 58 millones como resultado neto de los siguientes factores: (i) la reducción de US$ 9 millones por concepto de intereses pagados por la deuda de IBH, la cual disminuyó a finales del ejercicio fiscal 2005 como efecto de la utilización de parte de la deuda de su filial Orinoco Iron C.A. (antes de su fusión con Venprecar) para reponer las pérdidas de capital de dicha compañía, (ii) el aumento de los gastos financieros de Sidetur a partir del refinanciamiento de su deuda el 3 de mayo de 2006, debido principalmente a la aplicación de una tasa de interés fija mayor a la tasa variable del tramo A de la deuda refinanciada en mayo de 2002, (iii) la aplicación de intereses al saldo total de la deuda de Sidetur, como consecuencia de la eliminación del Tramo B, el cual no causaba intereses bajo la reestructuración anterior, y (iv) la amortización de cargos diferidos relacionados con los costos de la reestructuración del año 2002, los cuales fueron llevados a gastos del ejercicio como efecto del último refinanciamiento.

Ganancia en Intercambio de Acciones: Como se informó al cierre del ejercicio fiscal anterior, en noviembre de 2005 Sidetur cambió su posición accionaria en el Consorcio Siderurgia Amazonia LTD por 33.800.735 acciones de la empresa Ternium. Esta operación fue considerada como un intercambio de activos financieros, por lo que originó una ganancia contable en los resultados de 2006 de US$ 27 millones.



Impuesto sobre la Renta: El rubro de Impuesto sobre la renta del ejercicio se ubicó en US$ 15 millones, en comparación con US$ 8 millones en el período contable 2005. El beneficio fiscal por impuesto sobre la renta diferido fue de US$ 17 millones en comparación con US$ 27 millones registrados en el período 2005.

Resultado Neto: La utilidad neta para los accionistas de Sivensa, fue de US$ 49 millones, en comparación con US$ 129 millones en el período contable anterior.


Planta Barquisimeto
ACERIA



Análisis
por Sectores de Negocio

Acero

Las ventas de productos siderúrgicos se ubicaron en US$ 411 millones, lo que constituyó un aumento de 21 % con respecto al año 2005. Esto se debió fundamentalmente al incremento de las ventas en el mercado venezolano, impulsadas por los sectores público y privado. Entre las obras del sector público que generaron mayor actividad durante el ejercicio se destacan los sistemas ferroviarios, el Metro de Valencia, y las líneas 3 y 4 del Metro de Caracas. Adicionalmente, en el sector privado se registró un aumento en la construcción de viviendas para la clase media, así como de locales y centros comerciales.

En línea con su programa de adecuación ambiental, Sidetur inició el proceso para la instalación de un nuevo sistema de control de emisiones en su acería ubicada en Puerto Ordaz. Una vez instalado este sistema, la planta estará en capacidad de cumplir con las normas más exigentes en esta materia.

En anticipación al crecimiento del mercado, Sidetur planea un conjunto de inversiones a ser ejecutadas en el ejercicio fiscal 2007, dirigidas a los siguientes renglones: aumento de la capacidad de sus trenes de laminación en las plantas Antímano, Guarenas, Barquisimeto y Lara; modernización de su proceso de trefilado y electrosoldado en la planta de Valencia, y modernización de sus operaciones de recolección de insumos metálicos, mediante la actualización de equipos. Durante el ejercicio, se aprobaron US$ 20 millones para la ejecución de algunos de estos proyectos.



Alambre

Las ventas de alambre y productos de alambre de la empresa Vicson consolidada, que incluye las operaciones de Proalco en Colombia, aumentaron en 16% al colocarse en US$ 143 millones. Este incremento se debió principalmente a la activa demanda en el mercado venezolano, especialmente en los sectores de construcción y manufactura.

Con el objeto de continuar mejorando la calidad de nuestros productos, y atender la diversificación de la demanda en el mercado nacional, durante el ejercicio se inició un programa de inversiones, con un horizonte de cinco años, que contempla el aumento de la capacidad de trefilación en varias áreas, ampliación de la capacidad instalada de productos terminados, modernización de equipos y mejora de la infraestructura física en las plantas Valencia y San Joaquín.

Cumpliendo con su compromiso de responsabilidad social en materia ambiental, Vicson aprobó las auditorías finales para la obtención de la certificación ISO 14001:2004.




VICSON



Briquetas

Las ventas de la filial IBH en el año fiscal 2006 fueron de US$ 421 millones, en comparación con US$ 438 millones logrados en el pasado ejercicio fiscal. Los resultados de IBH fueron impactados por la baja en los precios de las briquetas y el considerable incremento del costo del mineral, cuyos efectos fueron ligeramente compensados por un mayor volumen de ventas y los logros de optimización operativa alcanzados en el año.

Otro aspecto que ha afectado a IBH ha sido el contrato firmado en el año 2002 con un productor siderúrgico[4], a cambio de un anticipo que permitió solventar en ese año problemas perentorios de liquidez. De acuerdo con los términos de este contrato IBH le ha vendido anualmente a dicho productor un volumen de 325.000 toneladas métricas de briquetas a un precio fijo que ha resultado sustancialmente inferior a los precios de mercado. De no haber sido afectadas por este contrato, las ventas de IBH en el año 2006 hubieran sido superiores en US$ 28,3 millones. El contrato vence el 30 de abril de 2007, con un volumen pendiente por despachar de 224.000 toneladas al 1ro de octubre de 2006, por lo que se anticipa un menor efecto por esta causa en los resultados del próximo ejercicio fiscal.

Los costos de la filial IBH fueron afectados principalmente por los siguientes factores:

a) El costo de la materia prima local de IBH aumentó en 82%, al pasar de US$ 92,8 millones a US$ 169,3 millones en el año 2006. El mayor componente de este incremento, US$ 50 millones, correspondió al aumento de los precios internacionales del mineral, y el segundo mayor componente fue el incremento de precios aplicado por el proveedor, en cumplimiento de instrucciones del Ministerio de Industrias Básicas y de Minería, (MIBAM) en ejecución del Decreto 3895, publicado en la Gaceta Oficial Nº 341.470 del 13 de septiembre de 2005. Como se explicó en los informes trimestrales correspondientes, dicho decreto exigió la firma de un Convenio de Aseguramiento de Materias Primas (CAMP) como condición para acceder a un descuento de 20% sobre los precios de la materia prima. La firma del CAMP por parte de IBH fue demorada por el proceso de autorizaciones relacionadas con los contratos de deuda de IBH. Finalmente, el CAMP fue firmado el día 31 de julio de 2006. Sin embargo los costos de la empresa fueron afectados por no haberse obtenido dichos descuentos en el período transcurrido entre la entrada en vigencia del decreto (1ro de diciembre de 2005) y la firma del convenio. El impacto en los costos de materia prima debido a esta dilación fue de US$ 26 millones.

b) La escasez de pellas para las operaciones de Venprecar, y la escasez de mineral fino para las operaciones de Orinoco Iron, afectaron los resultados de IBH, al distribuirse los costos fijos entre un menor volumen de briquetas producidas. La falta de pellas y de mineral ocasionó que se dejaran de producir aproximadamente unas 100.000 toneladas de briquetas, cuya venta hubiera representado un ingreso de aproximadamente US$ 20 millones. En el mes de julio Venprecar inició la importación de pellas a fin de disminuir el efecto negativo en los resultados causados por la escasez de esta materia prima. El impacto de la importación de pellas en los costos de producción de IBH, especialmente debido al flete, fue de US$ 4 millones.

4 Dicho cliente no tiene vinculación accionaria con IBH ni con ninguna de sus filiales.





Aspectos operativos de las plantas

Venprecar

Las mejoras operativas introducidas en Venprecar durante la parada de planta efectuada en mayo de 2005, permitieron cargar el reactor con una menor proporción de pellas y una mayor proporción de mineral grueso. Esta flexibilidad operativa también contribuyó a reducir el impacto de la falta de pellas en los niveles de producción de Venprecar. Hacia finales del ejercicio fiscal, cuando se inició la importación de pellas, se desarrolló un modelo de optimización de carga para determinar las distintas proporciones de pellas nacionales, pellas importadas y mineral grueso, cuya aplicación también contribuyó a reducir el impacto de la escasez de pellas sobre los resultados financieros de la compañía.

Orinoco Iron

Como se comentó oportunamente en el informe correspondiente al segundo trimestre, en *enero de 2006* el nuevo sistema de cribado y molienda de mineral de la planta Orinoco Iron inició operaciones, permitiendo controlar el tamaño de las partículas de mineral fino que se utiliza como materia prima del proceso. La puesta en marcha de este sistema ha brindado una mayor estabilidad operativa, habiéndose logrado el objetivo de extender la duración de las corridas de producción de los trenes.

Participación de Sivensa en Ternium

Como se indicó en un capítulo anterior de este Informe, en noviembre de 2005 Sidetur cambió su posición accionaria en el Consorcio Siderurgia Amazonia LTD por 33.800.735 acciones de Ternium, una empresa del Grupo Techint que posee en forma directa o indirecta, el 86,4% de las acciones de Hylsamex en México, el 55% de las acciones de Sidor en Venezuela, el 56,1% de las acciones de Siderar en Argentina y el 100% de Techint Trade. El 31 de enero de 2006, Ternium colocó en oferta pública en la Bolsa de Nueva York 24,8 millones de ADRs, cada uno de los cuales representa 10 acciones de Ternium. Desde esa fecha, y hasta el 30 de septiembre de 2006, el precio de dichos títulos valores fluctuó entre US$ 20,15 y US$ 28,49 por ADR. La participación de Sidetur en Ternium, después de la oferta pública de sus acciones, es aproximadamente del 1,64% del capital social. Al 30 de septiembre de 2006 el precio de la acción de Ternium cerró en US$23,16, lo que representa un valor de US$ 78 millones para la participación de Sidetur en esta empresa.



Principios de Gobierno Corporativo

Sivensa y sus empresas filiales mantienen sistemas de auditoría interna adaptados a las normativas y prácticas vigentes, habiéndose creado una conciencia sobre el papel de la auditoría interna en los esfuerzos de reducción de riesgo y mejoras de la eficiencia de los procesos administrativos, apuntalando de esta forma los estándares de transparencia y confianza sobre la administración.

Con el propósito de preservar la integridad de la información interna, el Comité de Auditoría se reúne periódicamente. Este comité, conjuntamente con la unidad de auditoría interna, elabora un plan de auditoría que permite evaluar la adecuación del sistema de control interno de la empresa y sus filiales. La función de auditoría interna reporta al Comité de Auditoría.



Compromiso con el Desarrollo Social

En el marco de su política de ciudadanía corporativa, Sivensa y sus empresas filiales, mantuvieron y enriquecieron su labor de desarrollo social, a través de los programas desarrollados por Fundametal[5], Centro de Conocimiento Aplicado, y de sus actividades culturales, ambientales y deportivas en las comunidades.

Fundametal

Durante el ejercicio fiscal que se presenta en este Informe, Fundametal continuó imprimiendo calidad a la educación habiendo atendido 25.496 participantes en sus diversos programas, en comparación con 26.725 participantes en el año fiscal 2005.

Entre los logros más resaltantes del período se destacan los siguientes:

- La sede de Fundametal Guayana inició la instalación de los equipos didácticos de electrónica, instrumentación, electricidad y neumática, adquiridos a través de la subvención de la Comunidad Europea. Se espera iniciar los talleres en estas especialidades en el primer trimestre de 2007.
- Se adelantó el proyecto para la expansión de la sede de Guayana, el cual se ejecutará en varias etapas.
- Se dictaron los primeros cursos comprendidos en el programa Modular *Serie Operativa en Logística y Distribución* como complemento al programa de Alta Dirección. Durante el ejercicio, estos programas contaron con la asistencia de 162 participantes provenientes de los sectores industrial y de servicios.
- Como complemento a la formación y capacitación de trabajadores, se iniciaron los cursos orientados a la Certificación Ocupacional en varios oficios, entre los cuales se destacan: 39 Operadores de Montacargas y 14 Operadores de Retroexcavadora y Payloader.
- Como en años anteriores, se desplegó un programa de jornadas y seminarios sobre temas técnicos y gerenciales, entre ellos, el Simposio Latinoamericano de Certificación Ocupacional; el IV Simposio Internacional de Logística y Distribución, y la XVI Jornada de Gestión Humana "Desarrollando Fortalezas para alcanzar el Océano Azul", con asistencia de más de quinientos participantes.
- Continuó la consolidación del Servicio Administrado de Adiestramiento y Desarrollo (SAAD), que le permite a las áreas de recursos humanos de las empresas usuarias delegar la función de entrenamiento.
- Se inició del Programa Universitario para Formación de Administradores e Ingenieros Industriales (PRUFAI), un proyecto desarrollado con la Universidad Nacional Experimental de Guayana (UNEG) para atender la demanda de capital humano especializado en la zona de Guayana.

5 Con motivo del trigésimo aniversario de Fundametal, dedicamos a esta institución una sección especial en la página 27 de este Informe.

Comunidades

Dentro de los lineamientos de contribuir con mejorar la educación integral del ciudadano, colaborar con las comunidades cercanas a nuestros centros industriales y promover los valores hacia el trabajo, las filiales de Sivensa concentran sus esfuerzos de desarrollo social en actividades que promueven el conocimiento, estimulan el talento y refuerzan su identidad con los valores hacia el trabajo, la familia y la comunidad.

Entre las iniciativas relacionadas con el Desarrollo Social, a continuación mencionamos las más destacadas:

- La filial Sidetur continuó con su "Programa de Formación de Promotores Comunitarios para el Desarrollo Local", el cual desarrolla desde hace 12 años con la Escuela de Vecinos de Venezuela. En el período fiscal 2006 participaron 62 líderes vecinales en las ciudades de Caracas y Barquisimeto.

- Ampliando su contribución con el equilibrio ambiental, Sidetur inauguró un centro de acopio de chatarra en la isla de Margarita, con lo cual no solo incrementó su contribución con la recolección de chatarra ferrosa en esta importante región oriental, sino que además abrió un nuevo espacio de actuación y crecimiento para los microempresarios regionales.

- Sidetur continuó desarrollando su programa de publicaciones generales y especializadas, agregando nuevos volúmenes a sus series de "Sidetur en la Comunidad", "Acero al Día" y "Manual de Estructuras de Acero".

- La división Vicson reforzó este año su labor de apoyo a la comunidad, mediante su aporte al Comedor Infantil "Nuestra Señora de Fátima", ubicado en el barrio Ruiz Pineda del Estado Carabobo, el cual brinda alimentación balanceada a 53 niños en edades comprendidas entre 3 y 12 años. Este centro también promueve la actividad productiva, al dictar cursos de manualidades y reposte-

ría a las madres o representantes, así como a otras residentes de la comunidad de Ruiz Pineda.

- En el ámbito deportivo, destaca la labor ejercida por la filial IBH, al estimular la participación de sus trabajadores en diversas prácticas a través de la celebración anual de los Juegos Internos, que contempla ocho disciplinas deportivas. Esta filial también participa anualmente en los Juegos Interempresas organizados por CVG Fundeporte con el apoyo de varias empresas de Guayana. Sidetur Valencia, por su parte, mantuvo su papel de patrocinante de un equipo de la liga de Criollitos de Venezuela. Esta contribución al béisbol menor venezolano se ha desplegado durante los últimos 20 años, con base en la firme convicción de que la actividad deportiva contribuye con la formación integral de buenos ciudadanos, aparta a los jóvenes del alcohol y las drogas, y promueve el compañerismo y el respeto a las reglas de una sana competencia.





- El sector cultural es ampliamente reconocido y atendido por nuestras filiales operativas: entre las manifestaciones más sobresalientes, vale mencionar la labor de divulgación de la tradición musical venezolana que desarrolla la Coral Vicson desde hace 28 años. Asimismo, Sidetur apoya a la Orquesta Sinfónica Juvenil de Carapita, la cual forma parte del Sistema Nacional de Orquestas Juveniles e Infantiles bajo la organización del maestro José Antonio Abreu, y brinda formación musical a 280 niños de este sector caraqueño. De igual manera, en la filial IBH se ha establecido la tradición de los Viernes Culturales, jornadas en las cuales los trabajadores de Venprecar y Orinoco Iron pueden disfrutar de la actuación de grupos regionales de galerones, corales, orquestas infantiles y contrapunteo, entre otros géneros tradicionales.

Eventos Posteriores al Cierre del Ejercicio Fiscal

- El 16 de octubre de 2006, Venprecar, como causahabiente de Orinoco Iron, C.A. firmó una transacción con todas las partes involucradas en el incidente del buque M.V. Ythan ocurrido en febrero de 2004. Mediante este acuerdo, Venprecar se comprometió a pagar US$ 8 millones antes del 28 de diciembre de 2006, con lo que se daría un finiquito a la disputa originada por el mencionado siniestro. La empresa continúa gestionando con sus compañías aseguradoras el reclamo por el pago del monto acordado en la mediación.

- El 31 de octubre de 2006, la autoridad fiscal venezolana, SENIAT, notificó actas de reparo a las declaraciones de impuesto sobre la renta de Sivensa correspondientes a los ejercicios fiscales 2001-2002, 2002-2003, 2003-2004 y 2004-2005. La empresa procederá a ejercer los recursos legales correspondientes para atender oportunamente estos reparos y espera obtener un resultado favorable.

- El 17 de noviembre de 2006, fue publicado en la Gaceta Oficial de la República Bolivariana de Venezuela el Decreto Nro. 4.997, que declara bienes de primera necesidad a un conjunto de productos dirigidos al mercado de la construcción. El 5 de diciembre, en ejecución de este decreto, los ministerios de Industrias Ligeras y Comercio, de Infraestructura, y para la Vivienda y Hábitat, publicaron los precios máximos sugeridos de venta para varios productos, entre los cuales se encuentran la mayoría de los tipos de cabillas fabricadas por Sidetur y un tipo de alambre elaborado por Vicson. Con la información actual, no se puede cuantificar el impacto de dicha medida en el largo plazo.

- El 8 de diciembre de 2006, el Fondo para la Normalización y Certificación de Calidad (FONDONORMA) certificó que la filial Vicson ha establecido y mantiene un sistema de Gestión Ambiental de conformidad con los requerimientos de la Norma Internacional ISO 14001:2004, para los procesos de fabricación de alambres, mallas, productos afines de acero y cables. En la misma fecha, la Red Internacional de Certificación IQ Network certificó que el Sistema Gerencial de Vicson satisface los requisitos de la Norma ISO 14001:2004.

La Junta Directiva
12 de diciembre de 2006



FUNDAMETAL


FUNDAMETAL
CENTRO DE CONOCIMIENTO APLICADO

Hace 3 décadas, Sivensa concibió la idea de crear la institución educativa que vendría a llamarse Fundametal, inspirada en la creencia de que la educación es una herramienta [illegible] para atacar la pobreza, generar cambios en los modelos de producción y de consumo, y resolver los problemas que amenazan a nuestra sociedad. Sivensa ha promovido consistentemente, durante 30 años, el crecimiento de esta institución dedicada al conocimiento aplicado.

Fundametal [illegible] ha [illegible] en la investigación del conocimiento tecnológico, generando y organizando la información necesaria para el desarrollo. En su etapa de madurez como institución, 30 años de actividad sugieren la gestión de un desarrollo y la consolidación de una presencia en el sector de educación. Para cualquier organización cumplir tres décadas de actividad es motivo de gran satisfacción, pero en el caso de Fundametal esa satisfacción se multiplica [illegible], cuando consideramos la agudeza con que ha enfrentado tantos desafíos, haciendo posible que hoy en día se distinga por su liderazgo nacional en materia de capacitación del recurso humano para ser incorporado a la actividad productiva.









Si bien en sus inicios, Fundametal cumplía un propósito orientado mayormente a cubrir la necesidad de capacitación del personal de Sivensa, la institución comenzó prontamente su diversificación hacia otras empresas. El orgullo de Sivensa consiste en la contribución de Fundametal, al dotar al país de un recurso humano competente profesional y actitudinalmente, a través de sus vínculos con un amplio y creciente conjunto de la sociedad.

En sus tres décadas de historia, no sólo le tocó a Fundametal aprender las lecciones de lo que necesitaba el mercado venezolano en materia de formación del recurso humano, además le tocó hacerlo en un período de vertiginosos cambios tecnológicos, de incremento de la competencia, y de una economía cada vez más globalizada. Los ajustes culturales y la revisión de paradigmas se han sucedido con implacable velocidad, obligando a las organizaciones a flexibilizar sus patrones, aventurar otros rumbos, y en el caso de Fundametal, crear nuevas soluciones o servicios para adelantarse a la sofisticada demanda del futuro.

Bien merecida entonces, es la celebración de estos 30 años de actividad, pues puede decirse con renovado orgullo, que esta institución se ha ganado un puesto de honor en el escenario de la formación del capital humano venezolano. Su evolución desde los tiempos del Edificio Luisa de la Avenida Michelena, en el centro de Valencia, a la estructura física e institucional que ostenta hoy día, con operaciones en seis ciudades del país, y una gama de programas que van desde la capacitación de aprendices hasta estudios de postgrado con la participación de prestigiosas universidades, son muestra de una constancia en el propósito, y una determinación a prueba de obstáculos.

La originalidad de Fundametal se encuentra en su modelo, definido por el vínculo que establece con las empresas usuarias de sus servicios, creando una











LORENA MOLINA





"sociedad" para el trabajo conjunto que pasa por el diagnóstico de necesidades, codiseño de las soluciones, implantación de las mismas, evaluación de los resultados y asesorías en la mejora continua de los procesos de formación. Donde la educación no se limita a la Formación Técnica, sino que se complementa, desarrollando la dimensión actitudinal del trabajador para estimular la motivación y disposición a poner en práctica los conocimientos, buscar una forma mejor de hacer las cosas, y estimular el espíritu de participación e innovación.

Entre los logros más resaltantes de estos 30 años, podemos destacar la formación de:

- 4.500 jóvenes aprendices, muchos de los cuales han escalado importantes posiciones dentro de las organizaciones, o se han convertido en microempresarios.
- 350.000 trabajadores, entre personal de base, técnico, supervisorio y gerencial.
- 850 profesionales egresados del Programa de Licenciatura en Administración al Servicio de la Industria (LAPSI).

Sivensa y sus empresas filiales, que siempre han contado con el profesionalismo y calidad de Fundametal para la atención de las necesidades de adiestramiento de su personal, se unen a la celebración de estos 30 años, felicitan cálidamente a todo el equipo humano que ha hecho posible esta feliz historia, y le augura una nueva ola de éxitos en su carrera hacia el futuro.

Estructura Organizativa

Siderúrgica Venezolana "SIVENSA" S.A.

Centro de Conocimiento Aplicado **FUNDAMETAL**

División SIDETUR

SIDERÚRGICA DEL TURBIO, S.A. "SIDETUR"
SIVENSA 100%

División IBH

IBH
SIVENSA 48,27%
Fior de Venezuela* 32,55%
Público 19,18%

División VICSON

VICSON S.A.
SIDETUR 50,002%
BEKAERT 49,998%

* El capital de Fior de Venezuela, C.A., se encuentra distribuido entre Sivensa (60%) y C.V.G. Ferrominera del Orinoco (40%)

PROCESO DE ACERÍA
Cap. Instalada Total:
835.000 TM/año

Barquisimeto
Cap. Instalada:
375.000 TM/año
Producto: Palanquillas

Casima
Cap. Instalada:
460.000 TM/año
Producto: Palanquillas de aceros comunes y especiales

PROCESO DE LAMINACIÓN
Cap. Instalada Total:
635.000 TM/año

Antímano
Cap. Instalada:
360.000 TM/año
Producto: Cabillas y barras

Barquisimeto
Cap. Instalada:
140.000 TM/año
Productos: Angulos y vigas

Guarenas
Cap. Instalada:
75.000 TM/año
Productos: Cabillas, barras, vigas, ángulos, pletinas y aceros especiales

Lara
Capacidad:
60.000 TM/año
Productos: Barras, ángulos y pletinas

PROCESO DE ELECTROSOLDADO
Cap. Instalada Total:
67.000 TM/año

Valencia
Cap. Instalada:
67.000 TM/año
Productos: Mallas y cerchas
Sidepanel: 850.000 m^2/año

PROCESO DE RECOLECCIÓN DE CHATARRA
Cap. Instalada Total:
600.000 TM/año

Centros de Acopio en:
Caracas, Guarenas, Santa Lucía, Valencia, Cagua, Barquisimeto, Maracaibo, Ciudad Ojeda, El Vigía, Barcelona, Maturín, El Tigre, Puerto Ordaz, Porlamar



IBH DE VENEZUELA
Tenedora de acciones
60,86%
79,65%
19,27%
VENPRECAR C.A.
99,99%
ORINOCO IRON S.C.S.
Producto: briquetas de hierro
Capacidad Instalada: 3.015.000 TM/año
0,01%
100%
VENPRECAY
100%
BRIFER
Propietaria de derechos sobre tecnologías de reducción directa
IBMS
Comercializadora de briquetas
OPERACIONES RDI
Antigua planta Fior
Actualmente inactiva
Capacidad Instalada:
400.000 TM/año

Planta Valencia
Alambre industrial, especial y comercial
VICSON 100%

Planta San Joaquín
Cables de acero
Productos de alambre
VICSON 100%

Productora de Alambres Colombianos, S.A. PROALCO
VICSON 75%
ALAMBRES ANDINOS S.A. 25%

Siderúrgica Venezolana "SIVENSA", S.A. y sus Filiales
Informe Anual 2006

Informe de los Contadores Públicos Independientes y
Estados Financieros Consolidados Complementarios, en Dólares Estadounidenses

30 de septiembre de 2006

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: (0212) 700 6666
Fax: (0212) 991 5210
www.pwc.com

Informe de los Contadores Públicos Independientes

A los Accionistas y la Junta Directiva de
Siderúrgica Venezolana "Sivensa", S.A.

Hemos examinado el balance general consolidado complementario de Siderúrgica Venezolana "Sivensa", S.A. y sus filiales (Sivensa o el Grupo) al 30 de septiembre de 2006, y los estados consolidados complementarios conexos de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por el año finalizado el 30 de septiembre de 2006, elaborados en dólares estadounidenses y según las bases contables descritas en la Nota 2. La preparación de dichos estados financieros consolidados complementarios con sus notas es responsabilidad de la gerencia de Sivensa. Nuestra responsabilidad es la de expresar una opinión sobre tales estados financieros consolidados con base en nuestro examen. Los estados financieros consolidados adjuntos incluyen las cuentas de la filial Vicson, poseída en un 50,002%, los cuales muestran un total de activos consolidados al 30 de septiembre de 2006 por unos US$168 millones y una utilidad neta consolidada por el año finalizado el 30 de septiembre de 2006 de unos US$8,5 millones. Los estados financieros consolidados de esa filial fueron examinados por otros contadores públicos independientes, cuyo dictamen nos fue suministrado y nuestra opinión aquí expresada, en relación con los importes y divulgaciones correspondientes a la referida filial, se basa únicamente en el dictamen de los otros contadores públicos.

Efectuamos nuestro examen de acuerdo con normas internacionales de auditoría. Esas normas requieren que planifiquemos y efectuemos los exámenes para obtener una seguridad razonable de que los estados financieros consolidados no incluyan errores significativos. Un examen incluye las pruebas selectivas de la evidencia que respalda los montos y divulgaciones en los estados financieros consolidados; también incluye la evaluación de los principios de contabilidad utilizados y las estimaciones contables importantes hechas por la gerencia, así como de la adecuada presentación de los estados financieros consolidados. Consideramos que nuestro examen y el informe de los otros contadores públicos independientes proporcionan una base razonable para sustentar nuestra opinión.

Como se indica en la Nota 2, Sivensa está sometida al control de la Comisión Nacional de Valores en Venezuela (CNV); por lo tanto, para todos los fines estatutarios y legales en Venezuela, Sivensa está obligada a presentar sus estados financieros consolidados en bolívares (Bs), preparados de acuerdo con las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la CNV. Adicionalmente, y para fines de reporte, Sivensa presenta sus estados financieros consolidados complementarios en dólares estadounidenses preparados de conformidad con las bases contables descritas la Nota 2.

En nuestra opinión, basados en nuestro examen y en el dictamen de los otros contadores públicos independientes, los estados financieros consolidados complementarios adjuntos examinados por nosotros presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Siderúrgica Venezolana "Sivensa", S.A. y sus filiales al 30 de septiembre de 2006, y los resultados de sus operaciones y sus flujos de efectivo por el año finalizado el 30 de septiembre de 2006, de conformidad con las bases contables descritas en la Nota 2.

Espiñeira, Sheldon y Asociados

José Antonio Apostólico B.
CPC 18575

12 de diciembre de 2006

Siderúrgica Venezolana "SIVENSA", S.A. y sus Filiales

Balance General Consolidado

30 de septiembre de 2006 y 2005

(Miles de dólares estadounidenses)

	2006	**2005**
Activo		
Activo circulante		
Efectivo y sus equivalentes (Notas 3 y 11)	124.645	84.103
Inversiones negociables (Nota 7)	10.668	123
Cuentas por cobrar		
Comerciales y otras (Nota 4)	208.407	151.494
Compañías relacionadas (Notas 8 y 20)	563	274
Anticipos a proveedores	11.700	11.017
Inventarios (Nota 5)	96.050	96.797
Gastos prepagados y otros activos circulantes (Nota 15)	9.810	12.309
Total activo circulante	461.843	356.117
Propiedades, plantas y equipos a valores revaluados, neto (Notas 6 y 10)	1.358.032	1.267.268
Inversiones disponibles para la venta (Notas 7 y 10)	78.282	30.000
Cuentas con compañías relacionadas (Notas 8 y 20)	161	161
Impuesto diferido (Nota 15)	15.179	22.699
Cargos diferidos y otros activos no circulantes (Nota 9)	4.434	6.420
Total activo	1.917.931	1.682.665
Pasivo y Patrimonio		
Pasivo circulante		
Préstamos bancarios a corto plazo (Nota 11)	19.499	4.722
Porción circulante de préstamos a largo plazo (Nota 10)	2.677	9.424
Cuentas por pagar		
Proveedores	132.369	101.086
Compañías relacionadas (Nota 20)	92.371	23.628
Utilidades, vacaciones y otras acumulaciones para el personal	19.323	15.847
Impuestos (Nota 15)	12.360	2.750
Otros pasivos circulantes	21.251	11.760
Total pasivo circulante	299.850	169.217
Préstamos a largo plazo (Nota 10)	358.868	458.848
Bonos por pagar (Nota 10)	97.078	-
Cuentas por pagar a compañías relacionadas (Nota 20)	16.263	27.960
Proveedor a largo plazo (Nota 12)	2.838	7.937
Acumulación para indemnizaciones laborales, neta de anticipos y préstamos al personal	15.870	11.178
Otros pasivos y acumulaciones a largo plazo (Nota 13)	53.041	49.161
Impuesto diferido (Notas 2-q y 15)	206.419	179.699
Total pasivo	1.050.227	904.000
Patrimonio, según estado adjunto (Nota 16)	867.704	778.665
Total pasivo y patrimonio	1.917.931	1.682.665

Las notas anexas forman parte integral de los estados financieros consolidados

Siderúrgica Venezolana "SIVENSA", S.A. y sus Filiales

Estado Consolidado de Resultados

Años finalizados el 30 de septiembre de 2006 y 2005

(Miles de dólares estadounidenses, excepto información sobre el número de acciones)

	2006	2005
Ventas netas		
Exportaciones	475.285	555.709
Locales	440.978	324.223
	916.263	879.932
Costo de ventas (Nota 23)	(782.780)	(639.249)
Utilidad bruta	133.483	240.683
Gastos generales y de administración (Nota 23)	(61.389)	(54.940)
Otros gastos operativos, neto (Nota 14)	(20.752)	(1.840)
Utilidad antes de los siguientes conceptos	51.342	183.903
Intereses y otros gastos de financiamiento (Notas 8, 10, 11 y 24)	(58.122)	(58.000)
Ajuste por traducción, neto (Nota 2-b)	(1.265)	32.681
Ajuste en el valor presente del pasivo por obligación de compra (Nota 8)	1.663	(21.172)
Ajuste del valor de los préstamos a largo plazo con institución financiera (Nota 10)	-	(36.463)
Provisión para inversiones (Nota 7)	-	(3.491)
	(57.724)	(86.445)
Ganancia en intercambio de acciones disponibles para la venta (Nota 7)	26.709	-
Utilidad antes de impuestos	20.327	97.458
Impuesto sobre la renta del año (Nota 15)	(15.290)	(7.573)
Impuesto sobre la renta diferido (Nota 15)	16.851	27.409
Utilidad neta	21.888	117.294
Utilidad neta atribuible a		
Accionistas de Sivensa, neta de participación en IBH sujeta a obligación de compra	49.189	129.158
Intereses minoritarios en filiales	(27.301)	(11.864)
	21.888	117.294
Utilidad neta por acción atribuible a los accionistas de Sivensa (en US$)	0,009	0,032
Promedio ponderado de número de acciones en circulación (en miles)	5.457.506	4.083.502

Las notas anexas forman parte integral de los estados financieros consolidados

Siderúrgica Venezolana "SIVENSA", S.A. y sus Filiales

Estado Consolidado de Movimientos en las Cuentas de Patrimonio

Años finalizados el 30 de septiembre de 2006 y 2005

(Miles de dólares estadounidenses)

	Capital social	Monto en exceso (defecto) del valor par de las acciones	Revaluación de activo fijo	Ganancia no realizada de inversiones	Efecto neto de combinación (fusión) de filiales
Saldos al 30 de septiembre de 2004	298.532	27.296	118.527	-	-
Aumento de capital social (Nota 16)	20.605	(3.091)	-	-	-
Utilidad neta del 2005	-	-	-	-	-
Dividendos decretados en filial	-	-	-	-	-
Variación en revaluación	-	-	(11.424)	-	-
Efecto por traducción de filial en el extranjero	-	-	-	-	-
Ganancia no realizada en inversiones disponibles para la venta	-	-	-	11.880	-
Efecto neto de combinación (fusión) de filiales (Nota 21)	-	-	(4.478)	-	119.483
Opción de compra de acciones (Nota 10)	-	-	-	-	-
Saldos al 30 de septiembre de 2005	319.137	24.205	102.625	11.880	119.483
Reducción de capital social	(8.017)	(15.983)	-	-	-
Utilidad neta del 2006	-	-	-	-	-
Disminución de reserva legal	-	-	-	-	-
Dividendos decretados en filial	-	-	-	-	-
Ganancia realizada en intercambio de acciones disponibles para la venta (Nota 7)	-	-	-	(11.880)	-
Variación en revaluación	-	-	73.022	-	-
Efecto por traducción de filial en el extranjero	-	-	-	-	-
Ganancia no realizada en inversiones disponibles para la venta	-	-	-	29.182	-
Saldos al 30 de septiembre de 2006	311.120	8.222	175.647	29.182	119.483

Las notas anexas forman parte integral de los estados financieros consolidados

Diferencia entre el valor razonable y el costo de acciones de filial	Utilidades no distribuidas		Efecto por traducción de Proalco	Total patrimonio de accionistas	Interés minoritario	Total
	Reserva legal	Déficit				
-	44.480	(358.384)	(1.536)	128.915	79.318	208.233
-	-	-	-	17.514	-	17.514
-	-	129.158	-	129.158	(11.864)	117.294
-	-	-	-	-	(600)	(600)
-	-	(1.865)	-	(13.289)	3.117	(10.172)
-	-	-	126	126	513	639
-	-	-	-	11.880	-	11.880
-	-	-	-	115.005	318.872	433.877
130.029	-	-	-	130.029	(130.029)	-
130.029	44.480	(231.091)	(1.410)	519.338	259.327	778.665
-	-	-	-	(24.000)	-	(24.000)
-	-	49.189	-	49.189	(27.301)	21.888
-	(14.112)	14.112	-	-	-	-
-	-	-	-	-	(8.277)	(8.277)
-	-	-	-	(11.880)	-	(11.880)
-	-	(1.509)	-	71.513	10.883	82.396
-	-	-	(102)	(102)	(168)	(270)
-	-	-	-	29.182	-	29.182
130.029	30.368	(169.299)	(1.512)	633.240	234.464	867.704

Siderúrgica Venezolana "SIVENSA", S.A. y sus Filiales

Estado Consolidado de Flujos de Efectivo

Años finalizados el 30 de septiembre de 2006 y 2005

(Miles de dólares estadounidenses)

	2006	2005
Flujos de efectivo por actividades operacionales		
Utilidad neta	21.888	117.294
Ajustes para conciliar la utilidad neta con el efectivo neto provisto por actividades operacionales		
Provisión para inversiones y cuentas por cobrar afiliada	-	3.491
Depreciación y amortización	70.824	55.294
Diferencia en cambio	1.265	(32.574)
Ganancia en intercambio de acciones disponibles para la venta	(26.709)	-
Intereses causados y no pagados	28.675	15.987
Finiquito BHP-Billiton	(1.663)	21.172
Impuesto diferido	(16.851)	(25.428)
Provisión para inventario de lento movimiento	394	194
Provisión para cuentas de cobro dudoso	258	448
Disminución en el valor de mercado de inversiones	-	914
Ajuste del valor de los préstamos a largo plazo con institución financiera	-	36.463
Variación neta en cuentas operacionales		
Cuentas comerciales por cobrar	(57.171)	24.466
Compañías relacionadas y otras cuentas por cobrar	49.694	(12.807)
Inventarios	353	13.918
Anticipos a proveedores y otros activos	4.006	(1.100)
Gastos pagados por anticipado	2.499	(6.860)
Indemnizaciones laborales	4.692	6.125
Cuentas por pagar, gastos acumulados, impuesto diferido y otros pasivos	31.788	(8.355)
Efectivo neto provisto por actividades operacionales	113.942	208.642
Efectivo neto usado en actividades de inversión		
Adquisiciones de propiedades, plantas y equipos	(37.100)	(29.532)
Retiros de propiedades, plantas y equipos	24.388	-
Adquisiciones de inversiones	(10.173)	-
Efectivo neto usado en actividades de inversión	(22.885)	(29.532)
Flujos de efectivo por actividades de financiamiento		
Préstamos recibidos (pagados) a corto plazo, neto	14.777	(11.131)
Préstamos recibidos a largo plazo	33.656	290.576
Pagos de préstamos a largo plazo	(69.784)	(438.069)
Pago de gastos de reestructuración	(2.922)	(12.237)
Pago de dividendos	(1.214)	(600)
Aumento (reducción) de capital social	(24.000)	17.514
Efectivo neto usado en actividades de financiamiento	(49.487)	(153.947)
Diferencial cambiario sobre el efectivo y sus equivalentes	(1.028)	(1.620)
Efectivo y sus equivalentes		
Aumento del año	40.542	23.543
Aportado por nuevas filiales consolidadas	-	14.672
Saldo al principio del año	84.103	45.888
Saldo al final del año	124.645	84.103
Información complementaria		
Efectivo pagado durante el año por		
Intereses	7.304	70.567
Impuesto	21.394	14.918
Información complementaria sobre actividades que no movilizaron efectivo		
Revaluación de activos fijos, neto	82.396	(10.172)
Efecto por traducción de Proalco	(270)	639

Las notas anexas forman parte integral de los estados financieros consolidados

Notas a los Estados Financieros Consolidados

30 de septiembre de 2006 y 2005

1. Operaciones

Siderúrgica Venezolana "Sivensa", S.A. (Sivensa) es una empresa venezolana fundada en 1948, domiciliada en la ciudad de Caracas, Venezuela, cuyas acciones cotizan en la Bolsa de Valores de Caracas. Sivensa y sus filiales (Sivensa o el Grupo) se dedican a la manufactura y comercialización de productos siderúrgicos, a la reducción de hierro en forma de briquetas y productos de alambre (Nota 19). Todas sus plantas se encuentran ubicadas en Venezuela, excepto las plantas de la filial Proalco, filial de Vicson, ubicadas en Colombia (Nota 21), en la cual el Grupo tiene una participación indirecta del 37,5%. El Grupo tiene al 30 de septiembre de 2006 y 2005, unos 3.622 y 3.269 trabajadores, respectivamente.

Los estados financieros consolidados adjuntos fueron aprobados por la Junta Directiva el 12 de diciembre de 2006.

Operaciones de la filial International Briquettes Holding (IBH)

Durante el año finalizado el 30 de septiembre de 2006, la filial IBH incurrió en una significativa pérdida en operaciones debido a un conjunto de factores, entre los cuales se detallan los siguientes:

a) Se evidenció una reducción en los precios internacionales de las briquetas, afectando los ingresos por ventas.

b) Existencia de un contrato de ventas a largo plazo a precios fijos establecidos previamente por un término de cinco años; durante el año fiscal 2006 los precios establecidos en el contrato fueron menores a los costos de producción del mismo período.

c) Importante aumento de precios en su principal materia prima (mineral de hierro y pellas de mineral de hierro), Nota 20.

d) No se obtuvo el descuento en la compra de materia prima desde diciembre de 2005 hasta julio de 2006 asociado a la adhesión a los Convenios de Aseguramiento de Materias Primas y Productos Semielaborados del Hierro y el Acero (CAMP), Nota 20.

e) Efecto de US$8 millones por finiquito caso Ythan, Nota 22.

f) Niveles de producción por debajo de los esperados debido a fallas en el suministro y la calidad de las materias primas.

g) Incremento en los créditos fiscales por impuesto al valor agregado (IVA) hasta un monto de Bs 175.317 millones (equivalentes a US$81,5 millones al 30 de septiembre 2006) en proceso de aprobación por parte del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), los cuales no devengan intereses, Nota 15.

h) Incremento significativo de la deuda con el proveedor de la principal materia prima; el saldo de dicha deuda comercial al 30 de septiembre de 2006 es de Bs 177.160 millones (equivalentes a US$82,4 millones) (Bs 37.814 millones, equivalentes a US$17,6 millones al 30 de septiembre de 2005) (Nota 20). Actualmente, la Compañía está negociando opciones de pago con dicho proveedor. Dicha deuda genera intereses sobre saldos vencidos, cuyas tasas oscilaron entre el 13,83% y 15,85% durante el 2006, Nota 20.

Reorganización de filiales y deuda bancaria en proceso de reestructuración

Como se explica en la Nota 8, el 5 de noviembre de 2004 BHP-Billiton, poseedor del 50% del capital social de Orinoco Iron, C.A., acordó terminar la Asociación con IBH y, 1) cedió a IBH el 2% de sus acciones en Orinoco Iron (que representa el 1% del capital social de esa compañía), y 2) cedió a ciertos acreedores financieros de Orinoco Iron, C.A. sus acciones remanentes así como el crédito que mantenía contra Orinoco Iron, C.A. por unos US$382 millones (deuda subordinada). En consecuencia, desde el 5 de noviembre de 2004, IBH posee el 51% del capital social de Orinoco Iron, C.A. IBH asumió el control operativo y gerencial de Orinoco Iron, C.A. BHP-Billiton también cedió a IBH la totalidad de las acciones de las que era propietaria en Operaciones RDI, C.A. (Operaciones RDI), International Briquette Marketing Services (IBMS) y Brifer; por lo tanto, IBH pasó a ser, directa o indirectamente, la tenedora de la totalidad del capital social de dichas empresas.

Como se indica en la Nota 21, en agosto de 2005 se hizo efectiva la fusión por absorción de los activos y pasivos de la filial Orinoco Iron, C.A. por parte de la filial Venprecar. Previo al proceso de fusión, el 18 de agosto de 2005 se acordó que IBH y los accionistas de Orinoco Iron, C.A. aportasen a una nueva entidad, IBH de Venezuela, C.A., parte de la participación de IBH en Venprecar y la totalidad de las acciones de Orinoco Iron, C.A. Adicionalmente, como se indica en la Nota 8, en agosto de 2005 Orinoco Iron, C.A. recibió de su accionista aportes por unos US$477 millones, contabilizados como una "Contribución pendiente por capitalizar" destinada a compensar sus pérdidas acumuladas. Estas transacciones originaron un incremento en la participación accionaria de IBH en Orinoco Iron, C.A. y la reducción de la participación accionaria de IBH en Venprecar.

Como se indica en la Nota 10, luego de concluidas las negociaciones con BHP-Billiton y otros acuerdos, y la reorganización de las filiales de IBH, IBH y sus filiales firmaron con la banca acreedora un acuerdo de mantenimiento de la situación existente de la deuda bancaria en proceso de reestructuración ("Standstill"), el cual estableció un nuevo requerimiento de pagos mínimos sobre la mencionada deuda e incluye contratos de opción de compra y obligación de compra sobre el 39,14% de las acciones que los bancos acreedores tienen en la filial IBH de Venezuela, C.A. Considerando los términos del mencionado acuerdo, los estados financieros de IBH consolidan el 39,14% de las acciones sujetas a la opción anteriormente mencionada y reconocen la totalidad de los resultados de la filial a partir del 1 de septiembre de 2005, Nota 10.

2. Bases de Presentación y Políticas Contables del Grupo

Sivensa está sometida al control de la Comisión Nacional de Valores en Venezuela (CNV); por lo tanto, para todos los fines estatutarios y legales en Venezuela está obligada a presentar sus estados financieros en bolívares (Bs), preparados de acuerdo con las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la CNV, Nota 16-b.

Adicionalmente, y para fines de reporte, el Grupo presenta estados financieros complementarios preparados de acuerdo con las bases contables descritas en esta nota y en dólares estadounidenses (US$), la cual considera su moneda funcional para fines contables. Estas bases de presentación son similares a las Normas Internacionales de Información Financiera (NIIF), excepto por lo relativo a la determinación de la moneda funcional de la filial Sidetur. Dichos estados financieros han sido preparados sobre la base del costo histórico, modificado por revaluaciones sólo para las propiedades, plantas y equipos.

a) Uso de estimaciones en la preparación de los estados financieros

La preparación de los estados financieros consolidados de conformidad con estas bases de presentación requiere el uso de ciertos estimados contables. Asimismo, requiere que la gerencia utilice su juicio en el proceso de aplicación de las políticas contables del Grupo y que realice estimaciones que afectan las cifras de activos y pasivos, la divulgación de los activos y pasivos contingentes, y los montos de ingresos y gastos registrados durante el año respectivo. Los resultados reales finales pueden variar en comparación con las citadas estimaciones.

Las áreas que involucran un alto grado de juicio o complejidad, o aquellas áreas en las cuales las premisas o estimados de la gerencia son significativos para los estados financieros consolidados, están explicadas en los literales f, l y q de esta nota.

b) Traducción a dólares estadounidenses

Moneda funcional y de presentación

Los estados financieros consolidados complementarios están presentados en dólares estadounidenses, que es considerada por el Grupo como su moneda funcional y de presentación. Las principales operaciones y activos del Grupo se encuentran ubicados en Venezuela. Las compañías filiales en Venezuela tienen significativas ventas de exportación, costos, activos y deudas en dólares estadounidenses, por lo que se ha determinado como que su moneda funcional fuese el dólar estadounidense.

La traducción de los estados financieros en bolívares a dólares estadounidenses de Sivensa y cada una de las filiales ha sido realizada bajo la consideración de que la moneda funcional y la moneda de reporte son iguales, según lo cual la traducción de saldos fue hecha aplicando las siguientes tasas de cambio:

Cuentas	Tasa de cambio
Balance general	
Activo circulante, excepto inventarios y gastos prepagados	Final del año
Pasivo	Final del año
Inventarios	Histórica
Propiedades, plantas y equipos	Histórica
Cargos diferidos, excepto impuesto diferido	Histórica
Impuesto diferido	Final del año
Patrimonio	Histórica
Estado de resultados	
Ventas netas	Promedio mensual
Costo de ventas	Histórica
Depreciación y amortización	Histórica
Materiales y suministros usados en las operaciones	Promedio mensual
Gastos generales y de administración	Promedio mensual
Intereses y otros ingresos (egresos)	Promedio mensual

El ajuste por traducción es incluido en los resultados del año. Las ganancias y pérdidas en cambio surgen principalmente del efecto de las fluctuaciones cambiarias sobre las partidas monetarias netas denominadas en bolívares (Nota 17), y se incluyen en el estado de resultados del año.

c) Consolidación

Compañías filiales

Filiales son todas las compañías o entidades en las cuales el Grupo tiene poder para dirigir las políticas financieras y de operación, incluyendo las entidades de propósito especial. Las cuentas de las compañías filiales son presentadas en base consolidada desde el momento en que Sivensa adquiere el control gerencial, Nota 21.

El incremento en la participación en una filial es contabilizado por el método de compra. El costo de una compra es medido a su valor razonable a la fecha de la adquisición. Cualquier exceso del costo de adquisición sobre el valor razonable de los activos netos se registra como una plusvalía. Si el costo de adquisición es menor que el valor razonable de los activos netos, la diferencia es reconocida directamente en el estado de resultados, Notas 8 y 9.

Combinaciones de negocios bajo control común

Las combinaciones de negocios entre filiales bajo control común se registran por el método de entidad económica, el cual considera los valores según libros de las filiales a la fecha de la transacción (Nota 21). Los efectos netos de la modificación en la participación en filiales se registran directamente en la cuenta de patrimonio "Efecto neto en la combinación (fusión) de filiales". Igualmente, incrementos posteriores en la participación accionaria se registran a los valores razonables de los activos netos a la fecha de la adquisición y la diferencia entre el valor según libros y costo de la adquisición se presenta directamente en una cuenta de patrimonio "Diferencia entre el valor razonable y el costo de acciones de filial", Nota 8.

Las transacciones, saldos y ganancias realizadas en operaciones con las compañías filiales se eliminan en la consolidación.

Transacciones e interés minoritario

Los intereses minoritarios representan los intereses de terceros en los resultados y en el patrimonio de las filiales parcialmente poseídas.

d) Cuentas por cobrar comerciales

Las cuentas por cobrar comerciales están registradas al valor indicado en la factura que se aproxima a su valor razonable. El importe en libros de las cuentas por cobrar comerciales es reducido hasta su importe recuperable estimado, a través de la provisión para cuentas de cobro dudoso. El Grupo estima una provisión para cuentas de cobro dudoso con base en una revisión de todos los saldos por cobrar a la fecha de cierre del ejercicio económico y el monto del año determinado es incluido en los resultados del año. Son indicadores de deterioro de las cuentas por cobrar: i) las dificultades financieras significativas del deudor, ii) la existencia de probabilidad de quiebra y la reestructuración financiera del deudor, así como iii) su incumplimiento o morosidad de pagos. Las cuentas incobrables son castigadas al momento de ser identificadas.

e) Inventarios

Los inventarios están valorados al menor entre el costo y el valor neto de realización. Los costos de productos terminados, productos en proceso y materias primas se determinan por el método del costo promedio. El costo de los productos terminados y productos en proceso incluye materias primas, mano de obra directa y otros costos directos de producción y excluye costos financieros. El valor neto de realización es el precio estimado de venta, menos los costos de terminación y los gastos de venta.

Los repuestos y suministros, excepto los de una filial en el exterior, se registran directamente en los costos de producción del año en que se adquieren.

f) Propiedades, plantas y equipos

Los edificios, maquinarias y equipos y terrenos se presentan a valores determinados según avalúos realizados por tasadores independientes en el 2003, 2004 y 2006, los cuales representan los valores razonables de los activos. El resto de las propiedades, plantas y equipos están presentados al costo histórico. Los costos históricos incluyen gastos que son directamente atribuibles a la adquisición de los activos. Las adiciones, renovaciones y mejoras se registran en el costo del activo sólo si es probable que se obtengan los beneficios económicos futuros esperados y que dichos beneficios puedan ser medidos fiablemente. El valor neto en libros de las partes reemplazadas es desincorporado. Otras reparaciones y mantenimientos se registran en los resultados del año en que se incurren. Los costos de los intereses de préstamos para financiar la construcción de estas propiedades, plantas y equipos, durante el tiempo requerido para completar y reparar el activo para su uso programado, son capitalizados.

La diferencia entre el costo histórico de los activos y los valores revaluados se incluye directamente en una cuenta de patrimonio denominada Revaluación del activo fijo. Las disminuciones que compensen revaluaciones previas se cargan contra la mencionada cuenta de patrimonio; cualquier otra disminución es cargada directamente a resultados. Adicionalmente, cada año la

diferencia entre la depreciación basada en montos revaluados y la basada en los costos históricos, es transferida de la cuenta de Revaluación del activo fijo a Utilidades no distribuidas (déficit), neto del efecto de impuesto diferido que le corresponda.

El Grupo evalúa el posible deterioro del valor de los activos de larga vida que posee o usa cuando eventos indican que el valor registrado de un activo puede no ser recuperable. Si se estima que el valor recuperable de un activo es menor a su valor contable, dicho activo es disminuido a su valor recuperable.

La depreciación se calcula con base en el método de línea recta, según la vida útil estimada de los activos, excepto por las plantas de la filial Venprecar y una planta de la filial Sidetur, la cual se calcula con base en el método de unidades de producción. En el caso de los activos revaluados, la vida útil utilizada es la determinada en los avalúos. A continuación se detallan las vidas útiles estimadas de los activos:

	Vidas útiles estimadas (Años)
Edificios	10 a 50
Maquinarias y equipos	7 a 35
Herramientas	5 a 10
Equipo de transporte	5 a 10
Mobiliario y enseres	3 a 5

Los terrenos no se deprecian.

El valor residual de los activos y sus vidas útiles son revisados, y ajustados, en caso de requerirse, a la fecha de cada balance general.

Las ganancias y pérdidas en ventas de activos fijos se determinan comparando el monto de los flujos recibidos con el valor en libros de los activos vendidos a la fecha de la transacción, y registrados en los resultados del año. Cuando activos fijos revaluados son vendidos, los montos incluidos en la cuenta patrimonial de Revaluación del activo fijo son transferidos a la cuenta de Utilidades no distribuidas (déficit).

g) Activos intangibles

La plusvalía representa el exceso en el costo de adquisición sobre el valor de mercado de la participación del Grupo en los activos netos identificables de una filial o afiliada a la fecha de adquisición, la cual se incluye en el rubro de Otros activos. La plusvalía reconocida por separado es revisada anualmente para fines de evaluar su posible deterioro y es registrada a su costo menos las pérdidas por deterioro acumuladas. Al 30 de septiembre de 2006 no se ha determinado deterioro.

h) Activos financieros

El Grupo clasifica sus activos financieros de acuerdo con las siguientes categorías: activos financieros al valor razonable con cambios en los resultados, inversiones mantenidas hasta el vencimiento, préstamos y cuentas por cobrar y activos financieros disponibles para la venta. La clasificación depende de la intención de la gerencia para la cual fueron adquiridos. La gerencia determina la clasificación de sus activos financieros al momento de su adquisición y reevalúa dicha clasificación a cada fecha de presentación de sus estados financieros.

Al valor razonable con cambios en los resultados

En esta categoría se presentan las inversiones adquiridas principalmente con la intención de venderlas en el corto plazo y son clasificadas como inversiones negociables. Dichas inversiones son contabilizadas al costo en la fecha de adquisición y posteriormente se presentan al valor razonable de mercado. Las variaciones entre el valor razonable y el costo de adquisición se presentan en los resultados, en el período en el que son identificados. Los activos incluidos en esta categoría son clasificados como activo circulante.

Mantenidas hasta el vencimiento

Las inversiones que tienen fecha de vencimiento establecida y en relación con las cuales la gerencia tiene la intención y la capacidad de mantenerlas hasta su vencimiento son clasificadas como mantenidas hasta el vencimiento y se presentan al costo amortizado utilizando el método de la tasa de interés efectiva. Al 30 de septiembre de 2006 y 2005, el Grupo no mantiene inversiones incluidas en esta categoría.

Préstamos y cuentas por cobrar

Los préstamos y cuentas por cobrar son activos financieros no-derivados con un monto fijo o determinable de pagos y que no son cotizables en un mercado activo. Los activos incluidos en esta categoría son clasificados como activo circulante por tener vencimientos menores a 12 meses. Los préstamos y cuentas por cobrar son presentados en el balance general como Cuentas por cobrar comerciales y otras.

Disponibles para la venta

Las inversiones, cuya intención es mantenerlas por un período indefinido de tiempo o no han sido clasificadas en alguna de las categorías anteriores, son designadas como disponibles para la venta. Dichas inversiones son contabilizadas al costo en la fecha de adquisición y posteriormente se presentan al valor razonable. Las ganancias o pérdidas no realizadas, por variaciones entre el valor razonable y el costo de adquisición, se incluyen en el patrimonio en "Ganancia no realizada de inversiones", neta del impuesto diferido.

La transferencia de un activo financiero se considera como un intercambio de activos cuando el Grupo transfiere de manera sustancial los riesgos y ventajas inherentes a la propiedad de dicho activo financiero. Cuando el Grupo realiza un intercambio de activos financieros reconoce en los resultados del año los efectos de dicha transacción y en el balance general el activo recibido a su valor razonable a esa fecha.

Los valores razonables de las inversiones se determinan con base en los valores de mercado de las acciones a la fecha de presentación de los estados financieros (con base en los flujos de caja descontados de la empresa, por no estar disponibles los valores de mercado en el 2005).

El Grupo evalúa a cada fecha del balance general si existe evidencia objetiva de pérdida de valor de un activo financiero o grupo de activos financieros.

i) Arrendamiento capitalizable

El Grupo reconoce como propiedades, planta y equipos aquellos activos arrendados que cumplen con los criterios para ser capitalizables, reconociendo, por lo tanto, el pasivo correspondiente. La depreciación de los activos registrados bajo arrendamiento capitalizable es incluida en los resultados del año.

j) Préstamos

Los préstamos bancarios son reconocidos inicialmente al valor razonable; posteriormente, son presentados al costo amortizado por el método de interés efectivo.

Los costos incurridos en la contratación de deuda se presentan neto del pasivo correspondiente y se amortizan en el plazo de la deuda, utilizando el método del interés efectivo, Notas 10 y 11.

La modificación de las condiciones del préstamo es evaluada para determinar los efectos en la contabilización del préstamo y de los correspondientes costos incurridos en la modificación. Si la modificación de las condiciones se contabiliza como una cancelación, todos los costos o comisiones en los que se haya incurrido se reconocen como parte de la ganancia o pérdida por dicha cancelación. Si la modificación no se contabiliza como una cancelación, todos los costos o comisiones incurridos son ajustados al valor en libros del pasivo, que se amortizarán a lo largo de la vida útil restante del préstamo modificado, Nota 10.

El Grupo reconoce en los estados financieros consolidados compensaciones de deudas financieras con activos financieros cuando las mismas estén permitidas en los contratos existentes y cumplen con las condiciones establecidas en los principios contables correspondientes.

k) Acumulación para indemnizaciones laborales

El Grupo acumula con base en lo causado el pasivo para las indemnizaciones por terminación de la relación de trabajo de su personal, que son un derecho adquirido de los trabajadores, con base en las disposiciones de la Ley Orgánica del Trabajo y del Contrato Colectivo vigente. Dicho pasivo se presenta neto de los anticipos que por este concepto se le otorguen al personal. La Ley Orgánica del Trabajo, entre otros aspectos, establece por este concepto una indemnización equivalente a un mínimo de 45 días de salario por año (hasta un máximo de 90 días, dependiendo de los años de servicio) sin ajustes retroactivos en el cálculo de la indemnización.

Adicionalmente, la Ley Orgánica del Trabajo establece una bonificación para los trabajadores en un monto anual equivalente al 15% de la utilidad de la Compañía antes de impuestos, sujeto a un pago mínimo de 15 días de salario y un pago máximo de 120 días de salario. El Grupo acumuló y pagó un monto por concepto de utilidades equivalente a 120 días de salario en los años fiscales finalizados en el 2006 y 2005.

El Grupo no posee un plan de pensiones u otros programas de beneficios post-retiro.

l) Provisiones

Las provisiones deben reconocerse cuando el Grupo tiene una obligación presente como resultado de un evento pasado; es probable que el Grupo tenga una salida de recursos económicos para cancelar la obligación y; puede hacerse una estimación razonable del monto de la obligación. No se reconocen provisiones para pérdidas operativas futuras.

Las provisiones *para restauración ambiental* se determinan con base en el valor presente de los desembolsos que se espera sean necesarios para cancelar la obligación a una tasa de descuento antes de impuestos que refleje el valor temporal del dinero a la fecha del balance, así como el riesgo específico del pasivo correspondiente. El incremento en la provisión en el tiempo es reconocido como gastos por intereses.

m) Utilidad neta por acción (básica y diluida)

La utilidad neta por acción se determina dividiendo la utilidad neta del año atribuible a los accionistas de Sivensa, entre el promedio ponderado del número de acciones en circulación. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que el Grupo no tiene instrumentos potencialmente dilutivos.

n) Capital social

Las acciones comunes son clasificadas como patrimonio. Al 30 de septiembre de 2006 y 2005, Sivensa no tiene acciones preferentes.

Los costos relacionados a la emisión de nuevas acciones se presentan en el patrimonio como una reducción del capital social.

Cuando Sivensa adquiere acciones propias (acciones en tesorería), el monto pagado, incluyendo el monto en exceso al valor nominal, es deducido del capital social hasta que las acciones sean canceladas. Cuando dichas acciones son posteriormente canceladas, el monto en exceso es cargado a la cuenta de patrimonio "Monto en exceso (defecto) *del valor par de las acciones*".

o) Reconocimiento de ingresos

Los ingresos comprenden el valor razonable de los derechos por las ventas de los productos en el curso ordinario de las actividades del Grupo. Los ingresos se presentan neto de devoluciones, rebajas y descuentos, después de la eliminación de las transacciones de ventas a empresas del Grupo.

Los ingresos por ventas de productos son reconocidos como se detalla a continuación:

Ventas de productos

Las ventas de productos se registran cuando los productos vendidos por el Grupo son despachados y aceptados por los clientes. Las ventas se presentan netas de descuentos.

p) Costo de ventas

A fines de presentación, se considera que ciertos gastos de ventas, principalmente fletes y seguros sobre exportaciones, son parte integral del costo de ventas.

q) Impuesto sobre la renta diferido

El Grupo registra el impuesto sobre la renta de acuerdo con el método del balance general. Bajo este método, el impuesto sobre la renta diferido refleja el efecto neto de las consecuencias fiscales que se esperan a futuro como resultado de: a) "Diferencias temporales" por la aplicación de tasas de impuesto estatutarias aplicables en años futuros sobre las diferencias entre los montos según los estados financieros y las bases fiscales de los activos y pasivos existentes y; b) Créditos fiscales y pérdidas fiscales trasladables. Adicionalmente, se reconoce el efecto sobre el impuesto diferido de variaciones en las tasas estatutarias de impuesto o cambios inminentes en dichas tasas. Cuando es improbable que el impuesto diferido activo, o parte de él, sea realizado con base en un enriquecimiento fiscal futuro disponible, dicho activo no es reconocido.

En el caso de revaluaciones de activos, se reconoce el impuesto *diferido pasivo, calculado con base en la diferencia* entre el monto revaluado y la correspondiente base de costo fiscal de los activos, con cargo a la cuenta de patrimonio (Nota 2-f). En el caso de inversiones disponibles para la venta, se reconoce el impuesto diferido pasivo, calculado con base en la diferencia entre el valor razonable y la correspondiente base de costo fiscal de las inversiones, con cargo a la cuenta de patrimonio "Ganancia no realizada de inversiones".

El Grupo no reconoce el impuesto sobre la renta diferido pasivo por las diferencias temporales imponibles asociadas con inversiones en filiales y afiliadas, cuando: a) Sivensa es capaz de controlar el momento de reversión de la diferencia temporal y b) es probable que la diferencia temporal no se revierta en un futuro previsible.

r) Equivalentes de efectivo

Para propósitos del estado de flujos de efectivo, el Grupo considera como equivalentes de efectivo todas aquellas inversiones altamente líquidas que se pueden convertir en efectivo en un plazo igual o inferior a tres meses desde la fecha del balance.

s) Valor razonable de los instrumentos financieros

El valor según libros del efectivo y sus equivalentes, cuentas por cobrar comerciales netas de provisión y cuentas por pagar a los proveedores se aproxima a sus valores razonables de mercado, debido a que estos instrumentos tienen vencimientos a corto plazo. Debido a que la mayoría de los préstamos y otras obligaciones financieras y comerciales del Grupo tienen intereses susceptibles a variaciones del mercado, la gerencia considera que los valores según libros se aproximan al valor razonable de mercado.

t) Concentraciones de riesgo de crédito, riesgo en el tipo de cambio y riesgo de mercado

Las actividades del Grupo están expuestas a una variedad de riesgos financieros: concentraciones de riesgo de crédito, riesgo en el tipo de cambio, riesgo de fluctuaciones en la tasa de interés y riesgo de mercado.

Los instrumentos financieros expuestos a una concentración de riesgo de crédito están compuestos principalmente por equivalentes de efectivo y cuentas por cobrar comerciales. El efectivo del Grupo está colocado en un grupo diversificado de instituciones financieras. Las cuentas por cobrar comerciales en algunas filiales están altamente concentradas en pocos clientes. El Grupo evalúa regularmente la situación financiera de sus clientes.

Sivensa ha exportado el 52% y 63% en el 2006 y 2005, respectivamente, de sus ventas anuales, principalmente denominadas en dólares estadounidenses, mientras que parte de sus costos y gastos están denominados en bolívares (Nota 2-b). Como resultado de esto, las variaciones entre la inflación y la devaluación del bolívar pueden afectar el margen operativo, Notas 2-b y 17.

El Grupo está expuesto al riesgo de fluctuaciones en la tasa de interés. Los préstamos a largo plazo y otras obligaciones financieras a tasas de interés variable susceptibles a variaciones de mercado se aproximan a su valor razonable de mercado. Los préstamos y otras obligaciones financieras a tasas de interés fija se presentan a su costo amortizado.

El Grupo también está expuesto al riesgo de fluctuación en el precio del acero en los mercados en los cuales vende sus productos.

u) Instrumentos derivados y actividades de cobertura

Los instrumentos financieros, incluyendo derivados, son contabilizados en el balance general como parte del activo o pasivo a su correspondiente valor de mercado. El Grupo reconoce las transacciones con instrumentos financieros en la fecha de negociación.

El Grupo no realiza operaciones de cobertura (hedging) y no ha identificado instrumentos calificables como derivados; excepto por las operaciones de cobertura cambiaria realizadas por una filial del Grupo (Proalco en Colombia).

v) Información por segmentos de negocio

Un segmento de negocio es un grupo de activos y operaciones destinados a producir productos que están sujetos a riesgo y rendimiento que son diferentes de otros segmentos de negocio. La gerencia considera que el Grupo tiene operaciones en los segmentos de negocios indicados en la Nota 19 y que opera básicamente en un solo país.

w) Distribución de dividendos

La distribución de dividendos a los accionistas es registrada como un pasivo en los estados financieros en el período en el cual los dividendos son aprobados por los accionistas del Grupo.

3. Efectivo y sus Equivalentes

El efectivo y sus equivalentes al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Efectivo en caja y bancos	52.348	83.080
Depósitos a corto plazo	43.974	1.023
Letra de cambio no negociable por cobrar	14.431	-
Colocaciones bancarias (Nota 11)	13.892	-
	124.645	84.103

Una filial de IBH en el exterior mantiene una colocación en dólares estadounidenses con una institución financiera del exterior por US$14.431.000. La colocación está documentada con una letra de cambio no negociable emitida por la institución financiera a favor de la filial, genera intereses a la tasa anual fija de mercado y tiene vencimiento en diciembre de 2006. Los intereses serán cancelados al vencimiento de la colocación.

La filial Sidetur mantiene una colocación bancaria en dólares estadounidenses en una institución financiera del exterior por US$13,8 millones la cual genera intereses a tasa de mercado anual y tiene vencimiento en diciembre de 2006. Esta colocación garantiza un préstamo en bolívares a corto plazo (Nota 11). Asimismo, Sidetur mantiene un depósito a corto plazo por US$5 millones que garantiza dos pagos de intereses de los bonos por pagar, Nota 10.

La tasa de interés de los depósitos y colocaciones bancarias a corto plazo osciló entre el 0,5% y 10% durante el 2006 (2% y 11% en el 2005), y los depósitos tienen vencimientos entre octubre y diciembre de 2006.

4. Cuentas por Cobrar

Las cuentas por cobrar al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
Comerciales	112.334	80.477
Provisión para cuentas de cobro dudoso	(1.185)	(1.443)
	111.149	79.034
Impuesto al valor agregado (IVA) y retenciones de clientes (Nota 15)	93.465	49.674
Incentivos a la exportación y reintegro de impuestos de importaciones (Draw Back), neto de provisión	-	-
Reclamo a compañía aseguradora	-	17.929
Otras cuentas por cobrar	3.793	4.857
	208.407	151.494

Las cuentas por cobrar comerciales en algunas filiales están altamente concentradas en pocos clientes. Adicionalmente, algunas cuentas por cobrar están cedidas en garantía de préstamos bancarios, Nota 10.

Al 30 de septiembre de 2006 y 2005, existen unos US$19,2 millones y US$12,7 millones, respectivamente, sujetos a reembolso por incentivos a la exportación y reintegro de impuestos de importación (Draw Back) establecidos en la Ley de Aduanas en Venezuela. Como política, el Grupo crea provisión por la totalidad de los montos registrados en libros y reconoce ingresos con base en lo efectivamente cobrado. Durante el 2006 y 2005, se efectuaron cobros por unos US$1,3 millones y US$3,3 millones, respectivamente, por este concepto.

En octubre de 2004 ocurrió un siniestro en el horno calentador de gas de uno de los cuatro trenes de producción de la planta Orinoco Iron, que causó la paralización en la operación de dicho tren por 166 días. Daños materiales por US$3,6 millones y lucro cesante por US$20 millones fueron reconocidos por el asegurador de la planta. Dichos montos fueron pagados por la compañía aseguradora en octubre y noviembre de 2005.

Los movimientos en la provisión para cuentas de cobro dudoso se resumen a continuación:

	Años finalizados el 30 de septiembre de	
(Miles de dólares estadounidenses)	**2006**	**2005**
Saldo al inicio del año	1.443	1.957
Provisión del año	-	448
Efecto de variación en tasa de cambio y disminuciones	(258)	(962)
Saldo al final del año	1.185	1.443

5. Inventarios

Los inventarios al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Productos terminados	28.950	45.908
Productos en proceso	23.377	13.986
Materia prima e insumos directos (Nota 20)	31.660	22.843
Materiales en tránsito	12.115	13.818
Repuestos	598	765
Provisión de inventarios	(650)	(523)
	96.050	96.797

6. Propiedades, Plantas y Equipos

Las propiedades, plantas y equipos comprenden lo siguiente:

(Miles de dólares estadounidenses)	Edificios, maquinarias y equipos	Herramientas	Equipos de transporte	Terrenos	Mobiliario y enseres	Obras en proceso	Terrenos y otros disponibles para la venta	Total
Al 30 de septiembre de 2004	237.375	1.112	4.402	21.923	1.582	5.991	7.485	279.870
Efecto por consolidación de nuevas filiales	883.311	-	939	-	1.150	3.676	4.279	893.355
Adiciones	22.159	244	1.371	3.680	717	12.627	-	40.798
Retiros, netos	(11.395)	(3)	(192)	(631)	(19)	(6.389)	-	(18.629)
Cargos por depreciación	(51.639)	(179)	(526)	-	(699)	-	(7)	(53.050)
Ajuste por traducción	1.543	-	6	3	22	-	-	1.574
Revaluación	83.276	-	94	39.304	35	-	641	123.350
Saldo neto al final	1.164.630	1.174	6.094	64.279	2.788	15.905	12.398	1.267.268
Al 30 de septiembre de 2005								
Costo	1.592.443	4.605	13.083	24.494	9.876	15.905	10.000	1.670.406
Depreciación acumulada	(577.915)	(3.532)	(7.704)	-	(7.386)	-	-	(596.537)
Revaluación	150.102	101	715	39.785	298	-	2.398	193.399
Saldo neto	1.164.630	1.174	6.094	64.279	2.788	15.905	12.398	1.267.268
Saldo inicial	1.164.630	1.174	6.094	64.279	2.788	15.905	12.398	1.267.268
Adiciones	37.879	300	1.821	392	886	9.407	89	50.774
Retiros, netos	(4.678)	(2)	(153)	(2.106)	(31)	(17.418)	-	(24.388)
Cargos por depreciación	(63.417)	(108)	(883)	-	(696)	-	-	(65.104)
Ajuste por traducción	(672)	-	(6)	-	(6)	-	-	(684)
Ajustes por deterioro	(521)	-	-	(1.154)	-	-	-	(1.675)
Revaluación	121.162	(101)	6	11.072	(298)	-	-	131.841
Saldo neto al final	1.254.383	1.263	6.879	72.483	2.643	7.894	12.487	1.358.032
Al 30 de septiembre de 2006								
Costo	1.624.451	4.903	14.745	21.626	10.725	7.894	10.089	1.694.433
Depreciación acumulada	(641.332)	(3.640)	(8.587)	-	(8.082)	-	-	(661.641)
Revaluación	271.264	-	721	50.857	-	-	2.398	325.240
Saldo neto	1.254.383	1.263	6.879	72.483	2.643	7.894	12.487	1.358.032

El gasto de depreciación de los años finalizados el 30 de septiembre de 2006 y 2005 fue de US$65 millones y US$53 millones, respectivamente, cargado principalmente a costo de ventas.

Durante los años finalizados el 30 de septiembre de 2006 y 2005, el Grupo no capitalizó intereses en las propiedades, plantas y equipos.

La mayor parte de las propiedades, plantas y equipos de la filial IBH por US$1.004 millones están garantizando préstamos bancarios de la filial, Nota 10.

En febrero de 2006 la filial Orinoco Iron, SCS puso en funcionamiento la planta de cribado y molienda, el costo de este proyecto fue de aproximadamente US$11,8 millones.

7. *Inversiones*

Las inversiones al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
Inversiones negociables		
Bonos de Deuda Pública emitidos por la República Bolivariana de Venezuela denominados en bolívares	10.000	-
Derechos fiduciarios y títulos de devolución de impuestos (TIDIS) emitidos por la República de Colombia	-	123
Certificados de Reintegro Tributario (CERTS) emitidos por la República Bolivariana de Venezuela	668	-
	10.668	123
Inversiones disponibles para la venta		
Ternium, S.A. 1,64% del capital social	78.282	-
Consorcio Siderurgia Amazonia, Ltd., 3,4% del capital social	-	30.000
	78.282	30.000

Inversiones negociables

Estas inversiones consisten principalmente en Bonos de la Deuda Pública emitidos por la República Bolivariana de Venezuela denominados en bolívares, los cuales se presentan a su valor razonable al 30 de septiembre de 2006.

Inversiones disponibles para la venta

Ternium, S.A. (Ternium) es una compañía cuyas acciones se cotizan, a partir del 31 de enero de 2006, en forma de American Depositary Receipts (ADR) en la Bolsa de Valores de Nueva York. Ternium posee en forma directa o indirecta, el 86,4% de las acciones de Hylsamex en México, el 55% de las acciones de Sidor en Venezuela, el 56,1% de las acciones de Siderar en Argentina y el 100% de Techint Trade.

Al 30 de septiembre de 2005 Sidetur tenía una participación del 3,4% del capital social de Consorcio Siderurgia Amazonia, Ltd. (Amazonia), el valor razonable estimado a esa fecha era de US$30 millones. Las acciones de Sidetur en Amazonia estaban dadas en prenda a favor de los bancos acreedores de Sidor, C.A. Al 30 de septiembre de 2005 la cuenta de patrimonio "Ganancia no realizada de inversiones" presentaba el aumento del valor razonable estimado de las acciones de Amazonia neto de impuesto diferido, por un monto de US$11,9 millones.

En noviembre de 2005 Sidetur intercambió las acciones que poseía en Amazonia por 33,8 millones de acciones de Ternium, con un valor nominal de US$1 cada una, que equivalía a la fecha del intercambio al 2,36% del capital social de dicha compañía.

Con base en las normas contables aplicables, el intercambio de acciones de Amazonia por acciones de Ternium fue considerada como un intercambio de activos financieros, por lo que a la fecha del intercambio, Sidetur registró un ingreso en los resultados del 2006 por el monto equivalente de unos US$26,7 millones, el cual incluye la cancelación de la cuenta por pagar de US$4,64 millones a Amazonia. En este sentido, dicho monto está conformado por la diferencia entre el valor estimado de Ternium a la fecha del intercambio y el valor registrado en libros de su participación en Amazonia, y la cancelación de la mencionada cuenta por pagar.

En enero de 2006 Ternium realizó una oferta pública de acciones en forma de American Depositary Receipts (ADR) y la participación de Sidetur en el capital social de Ternium disminuyó del 2,36% al 1,64%. Las acciones originales de Ternium fueron convertidas en 3,38 millones de ADRs y los mismos fueron dados en garantía a favor de un banco extranjero para la contratación de un préstamo de US$19 millones por parte de la filial Sidetur, Nota 10.

Con base en las normas contables aplicables, la inversión en Ternium ha sido clasificada como inversión disponible para la venta, debido a que la intención de la gerencia es conservarlas por tiempo indefinido. A la fecha no existen planes para la disposición de estas acciones y las mismas no pueden ser vendidas mientras se encuentren otorgadas en garantía del mencionado préstamo, cuyo vencimiento es en noviembre de 2007.

El valor razonable de la inversión en Ternium al 30 de septiembre de 2006 resultó en un aumento de US$29,2 millones, neto de impuesto diferido, el cual se presenta en el patrimonio en la cuenta "Ganancia no realizada de inversiones".

8. Antecedentes de la Asociación con BHP-Billiton y Acuerdo de Finiquito (Settlement)

Antecedentes

En mayo de 1997 Fior, una sociedad accionista de IBH, transfirió: i) a su filial Operaciones RDI, la mayor parte de los activos y contratos relacionados con su planta de briquetas, ubicada en Ciudad Guayana, Venezuela y parte de los pasivos relacionados con la mencionada planta, ii) a su filial Orinoco Iron, C.A. (Orinoco Iron) todos los activos y contratos relacionados con la construcción de una planta de briquetas ubicada en Ciudad Guayana, Venezuela, y iii) a su filial Brifer International Ltd. (Brifer), las patentes, propiedad intelectual y derechos relacionados con la tecnología utilizada en el proceso mejorado de refinación del mineral de hierro (el proceso mejorado Fior). Todas las transferencias arriba descritas se realizaron a cambio de acciones de cada una de estas compañías. Luego de realizar dichas transacciones, Fior aportó a IBH todas estas acciones.

En septiembre de 1997 IBH acordó con la compañía australiana BHP-Billiton desarrollar, construir y operar conjuntamente la nueva planta arriba mencionada y también operar la planta y los activos netos transferidos por Fior a Operaciones RDI. Asimismo, en esa misma fecha, BHP-Billiton subscribió aumentos en el capital social de las filiales de Fior, Operaciones RDI y Orinoco Iron, que le otorgaron a BHP un 50% de la participación en estas compañías. Igualmente, BHP-Billiton compró a IBH el 50% de las acciones de Brifer.

En agosto de 2000 Orinoco Iron inició parcialmente operaciones comerciales; sin embargo, ciertas fallas en los equipos demoraron el arranque inicial y aumento gradual de la producción y aumentaron los costos de construcción y de arranque de la planta. Adicionalmente, Operaciones RDI generó recurrentes pérdidas operativas y en marzo de 2001 comenzó un cierre temporal de su planta justificado por requerimientos de mantenimiento y condiciones desfavorables del mercado. A la fecha no se ha decidido por cuánto tiempo continuará cerrada esta planta. Al 30 de septiembre de 2006 Operaciones RDI tiene activos de US$2,7 millones y tiene un déficit patrimonial de US$6,4 millones (US$3 millones y US$5,8 millones, respectivamente, al 30 de septiembre de 2005). Desde el 2001 Orinoco Iron no ha podido hacer frente a sus obligaciones según los acuerdos originalmente establecidos con la banca acreedora y, desde entonces, el pasivo correspondiente se encuentra en situación de plazo vencido (default).

Durante el 2002 IBH decidió reconocer una provisión para pérdida en el valor de su inversión en las compañías objeto del acuerdo con BHP-Billiton, equivalente a la totalidad del valor neto de su inversión según libros, debido a las recurrentes pérdidas generadas por esas compañías y por el hecho de que no se había logrado negociar una reestructuración de las deudas vencidas de Orinoco Iron ni la obtención del financiamiento adicional requerido en ese momento por esta afiliada. Al 30 de septiembre de 2004 el valor neto según libros de la inversión de IBH estaba reducido a cero. Considerando que al 30 de septiembre de 2004 el déficit patrimonial de las compañías objeto del acuerdo con BHP-Billiton era de US$42 millones y considerando que IBH había garantizado parte de la deuda financiera de Orinoco Iron, IBH registró adicionalmente una provisión de US$21 millones para reconocer su participación sobre el referido déficit. Este efecto fue considerado en la consolidación de IBH con Orinoco Iron a partir de noviembre de 2004.

A continuación se presenta un resumen de la información financiera combinada al 30 de septiembre de 2004 de las compañías que hasta noviembre de 2004 fueron objeto del acuerdo con BHP-Billiton, contabilizadas bajo el método de participación patrimonial:

(Miles de dólares estadounidenses)	
Datos relevantes del balance general combinado al final del año	
Activo (pasivo) circulante, neto - capital de trabajo negativo	(779.026)
Propiedades, plantas y equipos, neto	909.880
Total activo	1.120.221
Deuda bancaria	467.175
Deuda con BHP-Billiton	382.356
Total pasivo	1.162.654
Patrimonio (déficit)	(42.433)
Datos relevantes del estado combinado de resultados	
Ventas netas	139.678
Pérdida bruta	(14.067)
Pérdida operativa	(30.066)
Costo financiero, neto	(43.193)
Pérdida neta del año	(78.909)

Acuerdo de finiquito ("Settlement") con BHP-Billiton

El 5 de noviembre de 2004 BHP-Billiton, poseedor del 50% del capital social de Orinoco Iron, hasta esa fecha, acordó terminar su asociación con IBH y realizó las siguientes cesiones: 1) a IBH el 2% de sus acciones en Orinoco Iron (que representa el 1% del capital social de esa compañía), 2) a ciertos acreedores financieros de Orinoco Iron, sus acciones remanentes (que representa el 49% del capital social de esa compañía) así como el crédito que mantenía contra Orinoco Iron por unos US$382 millones (deuda subordinada). A esa fecha, se mantuvo inalterado el monto pendiente de dicha deuda financiera subordinada, así como el monto neto y condiciones de la deuda financiera privilegiada ("Senior Debt") que por US$290 millones mantenía a esa fecha Orinoco Iron con sus bancos acreedores, la cual se encontraba de plazo vencido.

BHP-Billiton también cedió a IBH la totalidad de las acciones de las que era propietaria en Operaciones RDI, en International Briquette Marketing Services (IBMS) y en Brifer, por lo tanto, IBH pasa a ser, directa o indirectamente, la tenedora de la totalidad del capital social de estas tres empresas. Como parte de este acuerdo, Orinoco Iron se comprometió a pagar a BHP-Billiton un finiquito por un monto de US$30 millones cuyo pago se iniciará una vez que se paguen a los bancos acreedores entre capital e intereses una suma de US$240 millones (por cada US$0,65 que se pague a los bancos, BHP-Billiton recibirá US$0,35) y se transó así la regalía pendiente que BHP-Billiton debía cancelar a Brifer, Nota 18.

En consecuencia, desde el 5 de noviembre de 2004, IBH posee el 51% del capital social de Orinoco Iron y ha asumido el control operativo y gerencial de Orinoco Iron, razón por la cual, de acuerdo con las normas contables que le son aplicables, IBH comenzó a consolidar contablemente los resultados de Orinoco Iron.

Al 30 de septiembre de 2005, con base en los acuerdos antes mencionados, Orinoco Iron contabilizó las siguientes transacciones: i) una deuda con BHP-Billiton por el antes referido monto de US$30 millones, a su valor presente neto estimado, que al 30 de septiembre de 2006 es de unos US$20 millones, considerando que se estima se pagará este pasivo entre el 2009 y 2012 (unos US$21 millones en el 2005, considerando que se pagaría este pasivo entre el 2008 y 2009), todo lo cual fue registrado directamente en los resultados de los años respectivos (Nota 13) y, ii) aporte patrimonial de la deuda a largo plazo con una institución financiera mantenida en los libros de Orinoco Iron por unos US$477 millones, mediante "Contribución pendiente por capitalizar" destinada a compensar las pérdidas acumuladas de Orinoco Iron, cuyo efecto se muestra en la cuenta de patrimonio "Efecto neto de combinación (fusión) de filiales", Nota 21.

A continuación se presenta la información financiera combinada de las entidades adquiridas a la fecha de la adquisición bajo los acuerdos mencionados:

(Miles de dólares estadounidenses)	**Valor según libros**	**Valor razonable**
Datos relevantes del balance general combinado al 31 de octubre de 2004		
Activo circulante, neto	153.296	153.296
Propiedades, plantas y equipos, neto	906.801	905.501
Otros activos	97.966	96.966
Total activo	1.158.063	1.156.763
Pasivo circulante, neto	768.657	768.657
Deuda con bancos	361.411	361.411
Otros pasivos	108.311	108.311
Total pasivo	1.238.379	1.238.379
Patrimonio (déficit)	(80.316)	(81.616)

9. Cargos Diferidos y Otros Activos no Circulantes

Los cargos diferidos y otros activos no circulantes comprenden lo siguiente:

(Miles de dólares estadounidenses)	Costos de reestructuración de deuda (Nota 10)	Plusvalía	Otros	Total
Saldo al 30 de septiembre de 2004	5.552	1.223	1.932	8.707
Adiciones	-	-	188	188
Retiros	-	-	(150)	(150)
Amortización	(1.621)	-	(704)	(2.325)
Saldo al 30 de septiembre de 2005	3.931	1.223	1.266	6.420
Adiciones	-	-	2.497	2.497
Retiros y/o reclasificaciones	-	-	334	334
Amortización	(3.931)	-	(886)	(4.817)
Saldo al 30 de septiembre de 2006	-	1.223	3.211	4.434

10. Bonos y Préstamos Bancarios a Largo Plazo

Los bonos por pagar al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Bonos por pagar	100.000	-
Costos de emisión de bonos	(2.922)	-
	97.078	-

Los préstamos bancarios a largo plazo al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	Sidetur	IBH	Vicson	Total
Saldo al 30 de septiembre de 2004	216.822	30.719	7.363	254.904
Nuevo endeudamiento	-	301.497	4.217	305.714
Efecto en la combinación (fusión) (Nota 8)	-	320.836	-	320.836
Amortizaciones de deuda	(59.055)	(376.703)	(2.311)	(438.069)
Diferencia en cambio	(115)	36.463	776	37.124
	157.652	312.812	10.045	480.509
Gastos de reestructuración	(903)	(11.334)	-	(12.237)
Saldo al 30 de septiembre de 2005	156.749	301.478	10.045	468.272
Capitalización de intereses	-	28.675	-	28.675
Amortizaciones de deuda	(57.652)	-	(12.132)	(69.784)
Nuevo endeudamiento	19.000	-	14.656	33.656
Compensación de préstamo modificado y actualizado con participación adquirida	(100.000)	-	-	(100.000)
Amortizaciones de gastos de reestructuración	903	-	-	903
Diferencia en cambio	-	-	(177)	(177)
Saldo al 30 de septiembre de 2006	19.000	330.153	12.392	361.545

Al 30 de septiembre de 2006 los vencimientos de estas deudas se detallan a continuación:

(Miles de dólares estadounidenses)	Sidetur	IBH	Vicson	Total
Años				
2007	-	-	2.677	2.677
2008	19.000	-	2.023	21.023
2009	-	4.640	7.301	11.941
2010 y siguientes	-	336.847	391	337.238
	19.000	341.487	12.392	372.879
Gastos de reestructuración	-	(11.334)	-	(11.334)
	19.000	330.153	12.392	361.545
Porción circulante	-	-	(2.677)	(2.677)
Porción a largo plazo	19.000	330.153	9.715	358.868

Al 30 de septiembre de 2005 los vencimientos de estas deudas se detallan a continuación:

(Miles de dólares estadounidenses)	Sidetur	IBH	Vicson	Total
Años				
2006	5.486	400	3.538	9.424
2007	9.975	6.300	3.565	19.840
2008	11.670	7.560	2.939	22.169
2009 y siguientes	130.521	298.552	3	429.076
Total	157.652	312.812	10.045	480.509
Gastos de reestructuración	(903)	(11.334)	-	(12.237)
	156.749	301.478	10.045	468.272
Porción circulante	(5.486)	(400)	(3.538)	(9.424)
Porción a largo plazo	151.263	301.078	6.507	458.848

Sidetur

Refinanciamiento de deuda a largo plazo reestructurada y emisión de bonos

Durante el 2006, Sidetur y Sivensa refinanciaron su deuda a largo plazo de mayo de 2002. Las transacciones efectuadas relacionadas con dicho refinanciamiento se resumen a continuación:

Contrato de emisión de bonos

En febrero y abril de 2006, las Juntas Directivas de Sidetur y de su filial Sidetur Finance, respectivamente, autorizaron una emisión privada de bonos en el mercado internacional por US$100 millones con vencimiento final en el 2016. La emisión de bonos se efectuó el 3 de mayo de 2006 y en su colocación se determinó una tasa de interés fija del 10% anual. Los fondos obtenidos se utilizaron en su totalidad para el refinanciamiento de la deuda a largo plazo descrita en esta nota.

Los principales términos y condiciones del contrato de emisión de bonos, se resumen a continuación:

a) El monto del capital e intereses de los bonos es pagadero en 32 cuotas trimestrales de US$1.250.000 cada una a partir de abril de 2008 y el saldo final en un pago de US$60 millones en abril de 2016. La tasa de interés será del 10% anual, pagadero trimestralmente a partir de julio de 2006.

b) Sidetur garantizará incondicional e irrevocablemente el pago del capital e intereses de los bonos emitidos por su filial Sidetur Finance.

c) El emisor podrá redimir los bonos en su totalidad, pero no en partes, en cualquier momento a partir o después del 20 de abril de 2011 a su opción, por el monto total adeudado a esa fecha, a los precios de rescate que oscilan entre el 105% del monto adeudado en el 2011 y hasta el 100% del monto adeudado a partir de abril de 2014.

d) El contrato de emisión de bonos establece limitaciones usuales en cuanto a: i) ciertos pagos específicos, ii) ciertos endeudamientos, iii) gravámenes sobre ciertos activos, iv) ventas de activos, v) transacciones de arrendamiento financiero, vi) fusiones y vii) recompra de los bonos a los tenedores por parte del emisor y el garante.

Al 30 de septiembre de 2006 los estados financieros consolidados de Sivensa presentan el saldo de los bonos emitidos en mayo de 2006 de US$100 millones neto de los costos de emisión de unos US$2,9 millones.

Contrato de préstamo modificado y actualizado

En marzo de 2006 Sidetur recibió la aprobación formal por parte de la Comisión de Administración de Divisas (CADIVI) a su solicitud de cambio de acreedor y la emisión del Contrato de préstamo modificado y actualizado, presentada por Sidetur ante dicho organismo en febrero de 2006, Nota 17.

En mayo de 2006 un banco extranjero adquirió cada uno de los préstamos de los acreedores que conformaban la deuda a largo plazo de Sidetur y Sivensa (Contrato de préstamo modificado y actualizado). Como parte del mencionado contrato, Sidetur convino en liberar a Sivensa de todas las obligaciones contenidas en el contrato de préstamo existente a la fecha y el banco acreedor convino en que Sidetur sería el único deudor de dicho contrato. A la fecha de dicha transacción, el monto adeudado por Sidetur por concepto de la deuda a largo plazo era de US$113 millones. El saldo de la deuda a largo plazo de Sidetur y Sivensa al 30 de septiembre de 2005 era de unos US$158 millones. También como parte del acuerdo de refinanciamiento, Sivensa adquirió de los bancos acreedores de la deuda a largo plazo el 15% del capital social de Sivensa, que los mismos poseían como resultado de los acuerdos de reestructuración de la deuda a largo plazo de mayo de 2002, Nota 16.

Los principales términos y condiciones de dicho Contrato de préstamo modificado y actualizado se resumen a continuación:

a) La deuda es pagadera en los Tramos "A" y "B", cuyos saldos iniciales son US$100 millones y US$13 millones, respectivamente. El Tramo "A" es pagadero en 32 cuotas trimestrales de US$1.250.000 cada una a partir del segundo trimestre del año fiscal 2008 y el saldo final en un pago de US$60 millones en el segundo trimestre del año fiscal 2016. El saldo del Tramo "B" fue pagado a su vencimiento el 31 de mayo de 2006. La tasa de interés para el Tramo "A" será del 10,10% anual, pagadero trimestralmente a partir de junio de 2006; y la tasa de interés para el Tramo "B" fue de LIBOR más el 4,10%, pagados en su totalidad el 31 de mayo de 2006 junto con el monto del capital.

b) La ocurrencia de un evento de incumplimiento para propósitos del contrato de préstamo estará relacionada con la ocurrencia de un evento de incumplimiento bajo el contrato de los bonos emitidos el 3 de mayo de 2006.

c) El conjunto de garantías constituidas bajo el contrato de préstamo original se redujo manteniéndose sólo como garantías bajo el contrato de préstamo modificado y actualizado las prendas sobre las cuentas por cobrar de exportación de Sidetur y la cuenta bancaria de cobranza de las exportaciones, como compromiso contractual de las exportaciones para la cancelación de la deuda (ambas existentes bajo el préstamo original). Las restantes garantías existentes, bajo el contrato de préstamo original, detalladas a continuación, fueron liberadas: i) las prendas existentes sobre las acciones de Sidetur, Vicson, Torcar y otras filiales, así como el compromiso para la eventual prenda de las acciones de IBH; ii) las hipotecas mobiliarias e inmobiliarias sobre todos los activos de Sidetur y ciertos activos de Sivensa y otras filiales; y iii) las garantías sobre las cuentas por cobrar locales de Sidetur.

d) Sidetur pagará una comisión por servicios de la deuda del Tramo "A"; el monto pagado durante el año finalizado el 30 de septiembre de 2006 fue de unos US$87.500.

Con base en las normas contables aplicables, la deuda a largo plazo reestructurada de Sivensa y Sidetur se registró como una cancelación de deuda y el saldo de los costos incurridos por unos US$4,8 millones al 3 de mayo de 2006, relacionados con la deuda a largo plazo reestructurada, se reconoció como parte del resultado por dicha cancelación, Notas 2-j y 9.

El 3 de mayo de 2006 la filial Sidetur Finance B.V. y el nuevo acreedor del préstamo modificado y actualizado firmaron un contrato de participación sobre la deuda antes descrita, con las mismas condiciones y términos del contrato de deuda. El contrato de participación establece que Sidetur Finance B.V. no podrá vender, asignar o transferir la participación a cualquier entidad o persona. Los estados financieros consolidados al 30 de septiembre de 2006 incluyen la compensación del saldo del préstamo modificado y actualizado adeudado por Sidetur con la referida participación adquirida por su filial.

Al 30 de septiembre de 2006 los vencimientos de estas obligaciones se detallan a continuación:

(Miles de dólares estadounidenses)

Años	
2008	2.500
2009	5.000
2010	5.000
2011	5.000
2012 y siguientes	82.500
	100.000
Costos de emisión de bonos	(2.922)
Porción a largo plazo	97.078

Durante el 2006 se han causado intereses por el endeudamiento correspondiente a la emisión de los bonos por unos US$4 millones, de los cuales al 30 de septiembre de 2006 se han pagado unos US$2,1 millones y se encuentran pendiente de pago unos US$1,9 millones.

En relación con el cambio de acreedor de la deuda a largo plazo reestructurada del 2002 y la emisión del contrato de préstamo modificado y actualizado por parte de Sidetur, en marzo de 2006 Sidetur recibió la aprobación formal por parte de la Comisión de Administración de Divisas (CADIVI) a la solicitud del cambio de acreedor y la emisión del contrato de préstamo modificado y actualizado presentada por Sidetur en febrero de 2006, en cuanto a la propuesta de cambio de acreedor y al registro original de la deuda ante dicho organismo, Nota 17.

Préstamo a largo plazo de Sidetur

En mayo de 2006 Sidetur contrató un préstamo con Deutsche Bank London Branch por US$19 millones, vencimiento único en noviembre de 2007 e intereses a una tasa anual de LIBOR más el 5%, calculados mensualmente. Este préstamo se encuentra garantizado por las acciones de Ternium (Nota 7). Los fondos provenientes de este préstamo fueron destinados a la adquisición de las acciones comunes representativas del 15% del capital social suscrito y pagado de Sivensa a esa fecha, así como la Acción Dorada, luego de su conversión a acción común, Nota 16.

Deuda a largo plazo de Sivensa y Sidetur al 30 de septiembre de 2005

En diciembre de 2001 los bancos acreedores y la gerencia de Sivensa llegaron a ciertos acuerdos en cuanto a los términos para la reestructuración de la deuda, los cuales fueron aprobados por los accionistas de Sivensa en la Asamblea Extraordinaria del 25 de enero de 2002. En mayo de 2002 Sivensa y su filial Sidetur ejecutaron el contrato de préstamo con sus bancos acreedores para la reestructuración de su deuda financiera, de unos US$255 millones a esa fecha.

En marzo de 2005 Sivensa y sus bancos acreedores firmaron una modificación al contrato de préstamo. Dicha modificación estableció cambios principalmente relacionados con: a) la venta de activos identificados para el pago contractual de US$17 millones previsto para el 30 de junio de 2005, b) la incorporación de mecanismos que permitieron la cancelación de dicho pago con los fondos obtenidos de una emisión de acciones comunes de Sivensa, en lugar de la venta de activos identificados; c) la extensión del plazo de pago del préstamo del 30 de septiembre de 2007 al 31 de diciembre de 2009, d) la conversión de US$30 millones del Tramo "B" al Tramo "A" el 1 de abril de 2005 y US$20 millones a razón de US$5 millones semestralmente a partir del 1 de octubre de 2005 y hasta el 1 de abril de 2007, e) la modificación de la tasa de interés aplicable al Tramo "A" y al Tramo "B", f) la modificación de la forma de aplicación de los pagos obligatorios por exceso de flujo de caja y g) fueron eliminadas las modalidades de conversión obligatoria y opcional a la fecha de vencimiento. Como condición de este acuerdo de modificación, Sivensa pagó US$9,7 millones del Tramo "A" del contrato de préstamo y debía pagar antes del 30 de junio de 2005 al menos US$15 millones del Tramo "A" con fondos recaudados de un aumento de capital.

Con base en la mencionada modificación, la Asamblea Extraordinaria de Accionistas del 15 de abril de 2005 aprobó aumentar el capital social mediante oferta pública de acciones de la Compañía y en junio de 2005 Sivensa emitió acciones comunes y pagó los US$17 millones del pago obligatorio previsto para el 30 de junio de 2005. Con dicho pago fueron eliminadas todas las obligaciones relativas a la venta del conjunto de activos que establecían que la totalidad de los fondos obtenidos por la venta de ciertos activos, incluyendo las acciones de algunas filiales y ciertos inmuebles hasta por US$17 millones se aplicaría al pago que vencía el 30 de junio de 2005 y los fondos en exceso a US$17 millones se aplicarían en orden inverso de vencimiento. Asimismo, fue eliminada la condición que establecía que en el caso de que Sivensa no cumpliera con el pago obligatorio de venta de activos habría tenido que: i) efectuar una emisión de acciones comunes de Sivensa por una cantidad que le permitiera entregar a los acreedores el 20% de las acciones de la Compañía, luego de dilución (incluyendo el 15% de acciones iniciales) y ii) transferir los activos a un fideicomiso para el beneficio de los acreedores, siempre y cuando hubiese sido requerido por la mayoría de los acreedores.

Los principales términos y condiciones de dicho contrato de préstamo, luego de las modificaciones antes comentadas, se resumen a continuación:

a) La deuda reestructurada era pagadera en los Tramos "A" y "B" y cuyos saldos iniciales eran US$130 millones y US$125 millones, respectivamente. El Tramo "A" sería pagadero en cuotas trimestrales a partir del tercer trimestre del año fiscal 2005 y el saldo final en un pago en el último trimestre del año calendario 2009 o antes, utilizando el exceso de flujo de caja. El saldo del Tramo "B" sería pagado el 31 de diciembre de 2009 o antes, utilizando el exceso de flujo de caja. Al 30 de septiembre de 2005 el saldo del Tramo "A" era de US$65,5 millones y el saldo del Tramo "B" era de US$92 millones. La tasa de interés para el Tramo "A" sería LIBOR más el: a) 3,5% hasta el 31 de marzo de 2005, b) 4,5% hasta el 30 de septiembre de 2007 y c) 5,5% hasta el 31 de diciembre de 2009, pagadero trimestralmente; y el Tramo "B" no devengaría intereses hasta el 30 de septiembre de 2007, y luego pagaría una tasa de interés de LIBOR más el 5,5% hasta la fecha de vencimiento.

b) La conversión, en caso de incumplimiento de pago, se sucedería a los 90 días después de la concurrencia de un incumplimiento en un pago programado en exceso a US$7,5 millones; en cuyo caso, los acreedores tendrían la opción de convertir el saldo de la deuda en acciones comunes de Sivensa y el precio de conversión se determinaría dividiendo el saldo de la deuda

a ser convertido entre el precio promedio de la acción de Sivensa (el precio promedio de la acción de Sivensa según la cotización de la Bolsa de Valores de Caracas por los últimos tres meses antes de cualquier fecha de determinación). Los acreedores no tendrían más del 80% del total de acciones comunes de Sivensa.

c) Como parte del acuerdo de reestructuración, Sivensa emitió para los bancos acciones comunes, que representaban el 15% de las acciones en circulación. Asimismo, emitió a los bancos una Acción Dorada de Sivensa y de su filial Sidetur, que tenían derechos de votos especiales en algunos asuntos acordados (sujetos a las normas de la CNV) y el derecho de nombrar a un director principal y suplente en Sivensa y en su filial Sidetur en la Junta Directiva, quienes tenían atribuciones especiales señaladas en los estatutos. La Acción Dorada se convertiría automáticamente en acción común y los directores de la Acción Dorada se convertirían en directores comunes cuando el préstamo fuese íntegramente pagado (por vía de pago en efectivo o a través de conversiones en acciones). El 30 de junio de 2005 Sivensa emitió para los bancos 332.291.932 acciones comunes a un valor nominal de Bs 20 cada una, para mantener su participación del 15% sobre el capital social de Sivensa, Nota 16.

d) Las obligaciones con respecto a la deuda reestructurada estaban garantizadas por las acciones de las filiales Siderúrgica del Turbio, S.A. "Sidetur", Vicson, S.A., Tornillos Carabobo, C.A. (Torcar), Smith Brocas, Valvuvensa, Sidetur Holding Company, Sanchón Unico, C.A., C.A. Inversiones Siderúrgicas (Inverside), C.A. Simalla e Inversora Industrial del Centro, C.A.; las cuentas por cobrar locales y de exportación de Sidetur; hipoteca mobiliaria e inmobiliaria sobre todos los activos no hipotecados de Sidetur, presentes y futuros y; algunas acciones de IBH en forma acordada.

e) Como parte de la estructura de prenda de las acciones de Sidetur, las acciones propiedad de Sivensa en Sidetur se transfirieron a Tenedora de Acciones de Compañías Siderúrgicas "TECOSIDE" S.A., constituida en Venezuela, de la cual Sivensa era dueña en un 100%. Sivensa constituyó a favor de los acreedores prenda sobre las acciones de su propiedad en TECOSIDE y, a su vez, TECOSIDE constituyó a favor de los acreedores prenda sobre las acciones de Sidetur. Adicionalmente, TECOSIDE emitió a favor de los acreedores Acciones de Platino que representaban el 49% del capital social; estas acciones tenían los mismos derechos y características de la Acción Dorada de Sivensa y serían convertibles en acciones comunes que representaban el 51% de las acciones comunes de TECOSIDE, en el caso de que ocurriese un evento de incumplimiento del contrato de préstamo. Las Acciones de Platino, previo a su conversión en acciones comunes, no tenían derechos económicos en materia de dividendos y liquidación. En caso de que las Acciones de Platino no fuesen convertidas en acciones comunes, éstas serían devueltas a Sivensa en la oportunidad de la conversión obligatoria de los préstamos. TECOSIDE únicamente puede detentar acciones de Sidetur y no puede contraer deuda.

   En mayo de 2006 y en el marco de los acuerdos alcanzados para el refinanciamiento de la deuda a largo plazo de Sidetur y Sivensa, la Asamblea Extraordinaria de Accionistas de TECOSIDE resolvió la conversión de las Acciones de Platino en acción común y su transferencia a Sivensa.

Durante el año finalizado el 30 de septiembre de 2006, Sidetur y Sivensa pagaron US$18,9 millones de capital del Tramo "A" y US$38,7 millones de capital del Tramo "B", y US$3,3 millones de intereses (US$55,4 millones de capital y US$6,2 millones de intereses en el 2005), correspondientes a los préstamos bancarios existentes (Nota 16). Las tasas de interés oscilaron entre el 6,7% y 9,5% en el 2006 (5,3% y 8% en el 2005).

Deuda a largo plazo de IBH y sus filiales

Deuda de Orinoco Iron en proceso de reestructuración y otras

Antecedentes

Orinoco Iron recibió fondos por unos US$613 millones ("Senior Debt") de conformidad con varias líneas de crédito para financiar la construcción de la Planta Orinoco Iron. El 50% de esta deuda está garantizada por IBH y Venprecar.

Los prestamistas comparten un paquete de garantías comunes que comprenden lo siguiente: (1) Garantías sobre prácticamente todos los activos de Orinoco Iron (como prestamista) y Operaciones RDI (como fiador); (2) Garantías sobre contratos de venta, construcción, suministros y pólizas de seguro de Orinoco Iron, Operaciones RDI y Venprecar; (3) Garantías sobre las acciones de IBH en el capital social de Orinoco Iron, Operaciones RDI, SVS International Steel Holdings (SVS International) y Venezolana de Prerreducidos Caroní "Venprecar", C.A.; (4) Garantías sobre las acciones de SVS International en el capital social de Siderúrgica del Caroní "Sidecar", S.A.; (5) Garantías sobre las acciones de Sidecar en el capital social de Venprecar; (6) Hipoteca sobre el terreno y obras civiles propiedad de Venprecar; (7) Hipoteca sobre el fondo de comercio de Venprecar; (8) Contratos de restricciones (ESCROW) sobre dos cuentas bancarias de Venprecar y; (9) Garantía incondicional de Operaciones RDI.

En mayo de 2001 BHP-Billiton pagó a los bancos acreedores de Orinoco Iron US$314 millones, correspondientes a su cuota parte (50%) de la deuda que garantizó. Este hecho convirtió a BHP-Billiton en acreedor de Orinoco Iron por el monto correspondiente a dicha porción, convirtiéndose en una deuda subrogada a los mismos derechos de sus acreedores iniciales y subordinada en pagos a los bancos acreedores. En noviembre de 2004 BHP-Billiton cedió estas acreencias a los bancos acreedores de Orinoco Iron. Esta deuda formó parte del Acuerdo de Finiquito (Settlement) con BHP-Billiton mencionado en la Nota 8.

Durante el 2004 los bancos acreedores iniciaron la ejecución de ciertas garantías establecidas en el contrato de préstamo. Hasta el 30 de septiembre de 2005, se ejecutaron saldos de efectivo por US$26,6 millones y cuentas por cobrar por US$458 millones (US$23,2 millones y US$68,2 millones, respectivamente, hasta el 30 de septiembre de 2004).

Durante el 2006 el monto de intereses causados con los bancos se calculó de acuerdo con lo establecido en los términos de los contratos de deuda originales, sobre una tasa entre el 11,75% y 6,25% (10,25% y 6,67% al 30 de septiembre de 2005), que incluyeron una tasa adicional de mora a partir de mayo de 2001 del 2%. Al 30 de septiembre de 2006 el saldo de la deuda financiera en proceso de reestructuración es de US$296 millones y el saldo de los intereses causados y no pagados es de US$44,6 millones (unos US$16 millones al 30 de septiembre de 2005).

Acuerdo de mantenimiento de la situación existente ("Standstill")

En agosto de 2005 una vez concluidas las negociaciones y los acuerdos mencionados en las Notas 8 y 20, y los acuerdos de reestructuracion de las deudas comerciales vencidas con las filiales de la Corporación Venezolana de Guayana (CVG) mencionadas en las Notas 12 y 20, los bancos acreedores de Orinoco Iron, C.A. (posteriormente fusionada con Venprecar), IBH y las filiales de IBH, firmaron un Acuerdo de mantenimiento de la situación existente de la deuda bancaria en proceso de reestructuración ("Standstill"). El acuerdo establece que las condiciones de incumplimiento en relación con la deuda en proceso de reestructuración persisten y dicho acuerdo no debe ser interpretado como una dispensa en relación con los incumplimientos referidos, ni como una novación de la deuda y sus términos originales; por lo tanto, se establece que Venprecar queda obligada a pagar al menos US$304 millones de capital, más los intereses, honorarios y otros montos a los que tiene derecho la banca acreedora. Mediante este acuerdo, las instituciones financieras continúan manteniendo todos los derechos relacionados con las garantías del financiamiento originalmente suscrito en 1997 y también preservan los derechos de la banca acreedora de ejercer acciones en contra de las partes obligadas, en caso de que Venprecar no haga los antes referidos pagos. Basado en los términos del acuerdo, y durante el período cubierto por el "Standstill", la banca acreedora acuerda no ejercer sus derechos y/u otras acciones en relación con la deuda en proceso de reestructuración, siempre y cuando no ocurran nuevos eventos de incumplimiento en las nuevas obligaciones derivadas de dicho acuerdo que se detallan más adelante, salvo por las acciones que, a su sola discreción, pueda ejercer en cuanto a las cuentas por cobrar e ingresos de Venprecar, Operaciones RDI y Orinoco Iron S.C.S. Con base en lo descrito anteriormente, IBH presenta, como un pasivo a largo plazo, el monto total de la deuda, menos los pagos estimados a ser realizados en el período de doce meses subsiguientes a la fecha del balance general. Asimismo, se firmaron contratos de opción y de obligación de compra, por parte de la filial IBH o Venprecar, del 39,14% de las acciones que los bancos acreedores tienen en IBH de Venezuela, C.A. (indirectamente 30% de las acciones de Venprecar), así como también se establece que Venprecar dispondrá de los recursos necesarios para su normal desempeño, incluidos los recursos para realizar las inversiones necesarias en activos fijos.

El acuerdo ("Standstill") tendrá validez hasta que se alcance un acuerdo de reestructuración financiera, siempre y cuando se cumplan las condiciones que se resumen a continuación:

a) Pagar un monto conformado por US$180 millones y el equivalente a unos intereses mínimos a la tasa de interés de LIBOR, más el 4,5%, pagaderos trimestralmente. El contrato de préstamo establece que en todo momento la filial IBH debe haber cancelado el monto agregado de la suma de los pagos mínimos trimestrales establecidos en el acuerdo. El saldo al 30 de septiembre de 2006 es de US$144 millones (incluye intereses mínimos de US$14,4 millones) y los pagos mínimos se detallan a continuación:

(Miles de dólares estadounidenses)

Años	
2007	-
2008	-
2009	4.640
2010 y siguientes	124.920

Durante el año finalizado el 30 de septiembre de 2006, no se efectuaron pagos mínimos debido a que las ejecuciones de saldos en efectivo y cuentas por cobrar realizadas por los bancos acreedores durante el 2004 y 2005 fueron en exceso al agregado de las sumas de los pagos mínimos establecidos en el acuerdo.

b) Pagar un monto conformado por US$194 millones el 1 de octubre de 2014 y el equivalente a unos intereses a una tasa de interés del 6%. Los intereses generados y no pagados pueden ser capitalizados anualmente. Al 30 de septiembre de 2006 el saldo es de US$192 millones.

c) Cumplir con los acuerdos de reestructuración de deudas firmados con las filiales de CVG, mencionados en las Notas 12 y 20.

d) Instruir a la filial IBH de Venezuela, C.A. para que transfiera a CVG, cuando ésta lo apruebe y solicite, 3% del capital accionario de Venprecar.

e) Cumplir con los contratos de opción de compra (call) a favor de IBH y/o de Venprecar sobre el 39,14% de las acciones de IBH de Venezuela, C.A. Cumplir con la obligación de compra (put) a favor de la banca acreedora. Las condiciones y términos más relevantes se resumen a continuación:

i) La opción de compra (call) podrá ser ejercida una vez que el saldo de la deuda bancaria en proceso de reestructuracion sea de US$187.267.420, siempre que no ocurra un evento de incumplimiento de los términos del "Standstill". La opción de compra no podrá ser ejercida posterior al 1 de octubre de 2014.

ii) La obligación de compra (put) podrá ser impuesta por los bancos acreedores: a) a partir del 1 de octubre de 2014, en cuyo caso el precio de ejercicio será de US$80 millones; b) si el pago de la totalidad de la deuda bancaria en proceso de reestructuración se hace antes de la fecha establecida o; c) si un monto equivalente al precio de ejercicio de la obligación de compra está disponible en el fideicomiso apartado para este propósito. La obligación de compra no podrá ser impuesta posterior al 1 de octubre de 2024.

iii) Los bancos, de los fondos recibidos en exceso de los pagos mínimos acordados, apartarán el 20% en un fideicomiso, el cual será utilizado para garantizar la eventual compra por IBH o una de sus filiales.

iv) El precio de ejercicio, tanto de la opción de compra (call) como de la obligación de compra (put), estará en el rango de US$34 millones y US$80 millones, dependiendo de la fecha de ejercicio.

v) La opción de compra (call) así como la obligación de compra (put) pueden ser ejercidas una sola vez al año, por la totalidad o por una o más décimas partes de las acciones objeto de la opción, a un precio determinado por el año de ejercicio según los períodos antes señalados. Una vez que la empresa haya comprado la totalidad de las acciones objeto de las opciones, los bancos entregarán la Acción Dorada que se convertirá en acción común.

Considerando los términos del mencionado acuerdo y las estimaciones futuras elaboradas por la gerencia, al 30 de septiembre de 2005 IBH registró en la cuenta de Otros pasivos y otras acumulaciones por pagar a largo plazo, un pasivo por el valor presente del precio de ejercicio de la opción, la cual se estima se ejercerá en el 2010. El monto de dicho pasivo al 30 de septiembre de 2006 es de US$22.556.000 (US$22.567.000 al 30 de septiembre de 2005, que se estimaba se ejercería en el 2009). IBH presenta con base consolidada el 39,14% de las acciones sujetas a la opción anteriormente mencionada y se reconoce la totalidad de los resultados de la filial a partir del 1 de septiembre de 2005, aun cuando la mencionada opción no se ha materializado legalmente. La diferencia entre el pasivo reconocido por la referida opción y el valor patrimonial de la participación accionaria sujeta a la misma, se incluye en la cuenta de patrimonio "Diferencia entre el valor razonable y el costo de acciones de filial". La gerencia considera que las expectativas en cuanto a la eventual ejecución de la obligación de compra aquí descritas son razonables. Sin embargo, la gerencia no puede garantizar la certeza de los resultados futuros, debido a que éstos dependen de estimaciones que envuelven riesgos conocidos y desconocidos, incertidumbres, y otros factores que pueden ocasionar que los resultados reales futuros varíen sustancialmente.

Unos US$11 millones, correspondientes a gastos y comisiones pagadas a terceros directamente asociados con la contratación de este acuerdo, se presentan neto en el saldo según libros de la deuda bancaria en proceso de reestructuración y se amortizarán a lo largo de la vida del préstamo.

Vicson

Préstamos bancarios a largo plazo

Las obligaciones financieras a largo plazo de la filial Vicson al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
Contratos de arrendamiento financiero con intereses calculados a tasa de depósito a término fijo entre el 4,75% y 4,90% y 5,25%, con vencimiento en el 2007 (7,57% y 7,56% en el 2005)	53	122
Pagarés con intereses calculados a tasa variable (DTF) más el 2%, 2,75% y 3,25% en el 2006, con vencimientos en el 2007, 2008 y 2009	8.363	4.673
Otras obligaciones (contrato compra derechos fiduciarios), con vencimiento en el 2008	-	1.042
Obligaciones financieras constituidas por cuatro instrumentos financieros de US$1 millón cada uno, con intereses calculados a tasa LIBOR más el 2%, 3,5%, 3,45% y 3,6265%, respectivamente y con vencimientos en el 2007 y 2008	3.976	4.208
	12.392	10.045
Menos porción circulante	(2.677)	(3.538)
	9.715	6.507

Las obligaciones a largo plazo están respaldadas por contratos firmados de hipoteca sobre el terreno de la planta del Muña y de prenda sobre las máquinas trefiladoras de la filial colombiana consolidada por US$4,7 millones y US$3,7 millones en el 2006 y 2005, respectivamente.

11. Préstamos Bancarios a Corto Plazo

Al 30 de septiembre los préstamos bancarios a corto plazo comprenden lo siguiente:

	2006				2005		
(Miles de dólares estadounidenses)	**Sidetur**	**Vicson**	**Proalco**	**Total**	**Vicson**	**Proalco**	**Total**
Pagarés bancarios	13.857	-	-	13.857	-	-	-
Líneas de crédito	-	4.400	-	4.400	1.400	-	1.400
Cartas de crédito y giros financieros	-	-	1.242	1.242	-	3.322	3.322
	13.857	4.400	1.242	19.499	1.400	3.322	4.722

Sidetur

En junio de 2006 Sidetur contrató un pagaré en bolívares con Citibank NV por Bs 29.793 millones (equivalentes a unos US$13,8 millones), con vencimiento en diciembre de 2006; este pagaré se encuentra garantizado con una colocación bancaria depositada en la propia institución por US$13,8 millones. El pagaré genera intereses a tasa anual variable entre el 9% y 11,25%, los cuales deben ser pagados en vencimientos mensuales. Durante el 2006 la tasa de interés fue del 9%, originándose un gasto de interés de US$345.581.

Vicson

La filial Vicson tiene una línea de crédito a corto plazo con varios bancos hasta por la cantidad de US$31,5 millones y US$33,9 millones al 30 de septiembre de 2006 y 2005, respectivamente, de cuyos montos han sido utilizados US$5,6 millones y US$4,7 millones, respectivamente, estando la diferencia a su disposición para préstamos o para financiar documentos descontados. Los intereses fueron calculados utilizando la tasa del 7,37%, 9,07% y LIBOR más 1% en el 2006 y 6,95% en el 2005 para los préstamos en dólares estadounidenses y entre el 15% y 19% para los préstamos en bolívares en el 2005, una de las líneas de crédito está garantizada por una colocación bancaria de US$3 millones y otra está garantizada por uno de los accionistas hasta por la cantidad de US$4 millones. Vicson tiene cartas de crédito con un banco local a favor de un proveedor extranjero, para garantizar la compra de materia prima por US$131.826, con vencimiento el 10 de octubre de 2006.

12. Proveedor a Largo Plazo

La cuenta proveedor a largo plazo al 30 de septiembre comprende lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
CVG Electrificación del Caroní, C.A. (EDELCA)	2.838	7.937

El 26 de mayo de 2005 Orinoco Iron firmó con EDELCA un acuerdo de reestructuración de su deuda comercial acumulada al 30 de abril de 2004. En dicho acuerdo, la deuda fue dividida en dos bloques: i) el primer bloque, por US$7,1 millones, acumula intereses sobre el capital adeudado a la tasa LIBOR a 90 días más el 4%, que deben ser pagados a los 30 días de haber pagado la totalidad del capital; en caso contrario, estos intereses adeudados se convertirán en capital y generarán intereses. Las amortizaciones de capital se harán en bolívares calculados a la tasa de cambio oficial vigente establecida por el BCV, y su esquema de pago está asociado a la generación de caja excedentaria de Orinoco Iron; ii) el segundo bloque, por Bs 4.432 millones (equivalentes a US$2,1 millones), acumula interés mensualmente sobre el capital adeudado a la tasa activa promedio de los seis principales bancos del país fijada por el BCV, que debieron ser pagados a los 30 días siguientes de pagada la totalidad del capital; en caso contrario, estos intereses adeudados se convertirían en capital y generarían intereses.

Durante el 2006 IBH efectuó amortizaciones de capital del primer bloque a través de la cesión de Certificados de Reintegro Tributario (CERT) al acreedor por unos US$5,7 millones y registró gastos de intereses por unos US$353.000 en el primer bloque. El segundo bloque, por Bs 4.432 millones (equivalentes a unos US$2,1 millones), fue pagado en su totalidad en junio de 2005.

13. Otros Pasivos y Acumulaciones a Largo Plazo

Los otros pasivos y acumulaciones a largo plazo al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Costo de opción de compra de acciones (Nota 10)	22.556	22.567
Broken Hill Propietary Company Limited (BHP-Billiton) (Nota 8)	19.509	21.173
Obligaciones ambientales (Nota 22)	5.258	-
Contrato de compra de activo fijo (Nota 22)	-	3.151
Otras (Nota 22)	5.718	2.270
	53.041	49.161

14. Otros Gastos Operativos, Neto

Otros gastos operativos, netos del año finalizado el 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Ganancia (pérdida) en venta de títulos valores, neta	(7.027)	1.471
Provisión por finiquito MV-YTHAN (Nota 22)	(8.000)	-
Otros egresos, neto	(5.336)	(622)
Disminución en el valor de inversiones y otros activos	-	(2.156)
Ajuste de valor de activos fijos	(937)	(803)
Ganancia en venta de Certificados de Reintegro Tributario	235	-
Ingreso por venta de finos, chatarra y repuestos, netos	313	270
	(20.752)	(1.840)

Durante el año finalizado el 30 de septiembre de 2006, las filiales Sidetur, Vicson e IBH efectuaron operaciones de permuta de títulos emitidos por la República Bolivariana de Venezuela por Letras del Tesoro Americano, generándose una pérdida neta de unos US$7 millones (ganancia neta de unos US$1,5 millones en el 2005).

15. Impuestos

El (gasto) beneficio estimado de impuesto del año finalizado el 30 de septiembre comprende lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Impuesto sobre la renta del año, neto de beneficio fiscal por utilización de pérdidas trasladables	(15.290)	(7.573)
Impuesto sobre la renta diferido	16.851	27.409
Total beneficio de impuestos del año	1.561	19.836

Impuesto sobre la renta

Con base en la Ley de Impuesto sobre la Renta (LISLR) en Venezuela, el Grupo no consolida sus resultados para propósitos fiscales y, en consecuencia, presenta declaraciones fiscales individualmente (en moneda local). Las principales diferencias entre el monto de impuesto sobre la renta calculado con base en las alícuotas impositivas del 34% y las alícuotas impositivas efectivas para los años presentados, se resumen a continuación:

	Años finalizados el 30 de septiembre de	
	2006	2005
	%	%
Tasa legal de impuesto sobre la renta	(34,00)	(34,00)
Disminución de la tasa legal como resultado de		
Efecto desincorporación Amazonia	57,20	-
Efecto por la variación en la base de costo fiscal del activo fijo e inventarios	210,04	-
Traducción a dólares estadounidenses para fines contables y efecto de determinar los impuestos en bolívares	-	(57,10)
Ajuste por inflación para fines fiscales	3,69	13,10
Pérdidas trasladables	(54,11)	65,30
Provisiones	(168,10)	4,60
Impuesto diferido	-	26,10
Otros, neto	(7,04)	2,40
Tasa efectiva de impuesto sobre la renta	7,68	20,40

La LISLR establece la obligación de reajustar anualmente por inflación algunos activos y pasivos, así como el patrimonio neto de las compañías. Dicho ajuste representará un incremento o una disminución de la renta gravable sujeta al pago de impuesto. El efecto del reajuste por inflación para fines fiscales difiere del determinado a efectos contables y se determina indexando la totalidad de los activos y pasivos no monetarios, así como el patrimonio fiscal inicial, por la variación experimentada por el Indice de Precios al Consumidor (IPC) acumulado para el ejercicio respectivo o desde el momento de haberse adquirido los activos no monetarios, asumido los pasivos no monetarios, o haberse incrementado o disminuido el patrimonio fiscal inicial ajustable por inflación. Adicionalmente, la Ley establece que los nuevos valores resultantes de la revalorización se depreciarán sobre la vida útil restante de los activos fijos.

La LISLR establece que las pérdidas fiscales y las rebajas por nuevas inversiones no compensadas ni aprovechadas podrán ser utilizadas hasta por los tres años siguientes para reducir los impuestos sobre la renta por pagar que se causen. Al 30 de septiembre de 2006 Sivensa y algunas de sus filiales tienen pérdidas fiscales trasladables por Bs 198.808 millones (equivalentes a US$92 millones), las cuales podrán ser compensadas con futuras ganancias gravables hasta los ejercicios a finalizar en el 2007 y 2009, por Bs 11.297 millones (equivalentes a US$5 millones) y Bs 187.511 millones (equivalentes a US$87 millones), respectivamente.

Los componentes del impuesto sobre la renta diferido activo (pasivo) son los siguientes:

	30 de septiembre de	
(Miles de dólares estadounidenses)	2006	2005
Pérdidas trasladables	351	15.930
Diferencia en la base de costo fiscal del inventario	7.069	4.570
Diferencia en la base de costo fiscal de inversiones	1.887	-
Reservas y otras provisiones no deducibles hasta su pago	5.872	2.583
	15.179	23.083
Incluido en		
Impuesto diferido activo (porción a largo plazo)	15.179	22.699
Diferencia en cambio gravable con base en lo cobrado	(22.869)	(21.339)
Diferencia en la base de costo fiscal del activo fijo	(167.473)	(151.017)
Diferencia en la base de costo fiscal de las inversiones	(15.034)	(6.163)
Reservas y otras provisiones no deducibles hasta su pago	(1.043)	(1.180)
Impuesto sobre la renta diferido pasivo (largo plazo)	(206.419)	(179.699)
Incluido en		
Impuesto diferido pasivo (porción a largo plazo)	(206.419)	(179.699)

Los movimientos en las cuentas de impuesto sobre la renta diferido activo/pasivo se resumen a continuación:

Impuesto diferido activo	Pérdidas trasladables	Otras acumulaciones	Ajustes activo fijo	Ajustes inventarios	Ajustes inversiones	Provisiones	Total diferido
Al 30 de septiembre de 2004	-	-	-	312	-	3.815	4.127
Créditos (cargos) contra resultados	15.930	-	-	4.258	-	(1.232)	18.956
Al 30 de septiembre de 2005	15.930	-	-	4.570	-	2.583	23.083
Créditos (cargos) contra resultados	(15.579)	-	-	2.499	1.887	3.289	(7.904)
Al 30 de septiembre de 2006	351	-	-	7.069	1.887	5.872	15.179
Impuesto diferido pasivo							
Al 30 de septiembre de 2004	-	19.279	44.694	-	-	-	63.973
Cargos (créditos) contra resultados	-	2.060	(11.736)	-	43	1.180	(8.453)
Cargos contra la revaluación	-	-	118.059	-	-	-	118.059
Cargos (créditos) contra la ganancia no realizada de inversión	-	-	-	-	6.120	-	6.120
Al 30 de septiembre de 2005	-	21.339	151.017	-	6.163	1.180	179.699
Cargos (créditos) contra resultados	-	1.530	(26.105)	-	(43)	(137)	(24.755)
Cargos contra la revaluación	-	-	42.561	-	-	-	42.561
Cargos (créditos) contra la ganancia no realizada de inversión	-	-	-	-	8.914	-	8.914
Al 30 de septiembre de 2006	-	22.869	167.473	-	15.034	1.043	206.419

Impuesto al valor agregado (IVA)

En mayo de 1999 el gobierno venezolano, mediante un decreto con rango y fuerza de Ley, promulgó el IVA. El sistema utilizado para este impuesto es el denominado de tipo crédito, el cual se causa en las distintas etapas de la producción y de la comercialización, generándose un impuesto sobre la base del valor agregado en cada una de éstas. La tasa impositiva aplicable es fijada anualmente en la Ley de Presupuesto Venezolana. La alícuota de este impuesto es del 14% (15% entre el 1 de septiembre de 2004 y julio de 2005). Este impuesto establece una alícuota impositiva especial para los exportadores del 0%, otorgando el derecho a estos últimos, en función de la relación porcentual de las ventas de exportación sobre el total de sus ventas, de recuperar los créditos fiscales respaldados por la compra o importación de bienes y servicios.

Al 30 de septiembre de 2006 las filiales de IBH tienen un saldo de Bs 175.317 millones (equivalentes a US$81.543.000) por concepto de créditos fiscales por IVA, los cuales no devengan intereses. Dicho saldo incluye Bs 13.732 millones (equivalentes a US$6.387.000) provenientes del 2005 relacionados con solicitudes de reintegro fiscales aprobadas según providencia emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) durante el 2006, correspondiente a los períodos impositivos de febrero hasta abril de 2005. Adicionalmente, Bs 122.547 millones (equivalentes a US$56.999.000) correspondientes al período impositivo de marzo de 2005 hasta agosto de 2006 relacionados con solicitudes de reintegro fiscal, las cuales no han sido aprobadas. Asimismo, Bs 39.038 millones (equivalentes a US$18.157.000), los cuales corresponden a créditos fiscales por solicitar al 30 de septiembre de 2006, de mayo y julio de 2006 de Venprecar por Bs 15.701 millones (equivalentes a US$7.303.000; último mes de exportación de Venprecar es julio de 2006) y septiembre de 2006 de Orinoco Iron por Bs 23.337 millones (equivalentes a US$10.854.000).

Durante octubre y noviembre de 2006, IBH solicitó ante el SENIAT créditos fiscales correspondientes a mayo y julio de 2006 para Venprecar por Bs 8.499 millones (equivalentes a US$3.953.000) y créditos fiscales de Orinoco Iron de septiembre de 2006 por Bs 14.315 millones (equivalentes a US$6.658.000), quedando un remanente de crédito fiscal a solicitar de Bs 16.224 millones) (equivalentes a US$7.546.000).

En opinión de la gerencia de IBH, dichos créditos fiscales son recuperables en su totalidad, razón por la cual no ha considerado necesario registrar una provisión para posibles pérdidas al 30 de septiembre de 2006.

Durante el 2006 se recibieron Certificados de Reintegro Tributarios (CERT) por recuperaciones de créditos fiscales solicitados durante el 2005.

Impuesto al débito bancario

En marzo de 2002 el Ejecutivo Nacional en Venezuela, mediante un decreto con rango y fuerza de Ley, estableció el impuesto al débito bancario, el cual grava principalmente los débitos o retiros efectuados en cuentas corrientes, de ahorros, depósitos en custodia, o en cualquier otra clase de depósitos a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado

financiero o en cualquier otro instrumento financiero, realizados por personas naturales y jurídicas en los bancos y otras instituciones financieras del país, cuyo monto sea superior a Bs 1.176.000. La alícuota de este impuesto se fijó en 0,5% a partir de enero de 2004.

El 8 de febrero de 2006 la Asamblea Nacional aprobó el Decreto N° 38.375, donde fue publicada la Ley que deroga el impuesto al débito bancario, vigente desde el segundo día de su publicación en la Gaceta Oficial.

Precios de transferencia

La vigente LISLR establece la normativa aplicable en materia de precios de transferencia. De acuerdo con esta normativa, los contribuyentes sujetos al impuesto sobre la renta, que realicen operaciones con partes vinculadas en el exterior, están obligados a determinar sus ingresos, costos y deducciones, aplicando las metodologías establecidas en la referida Ley. Para el ejercicio económico finalizado el 30 de septiembre de 2005, se realizó el estudio de precios de transferencia a los fines de producir la documentación necesaria que permita respaldar el cumplimiento de la obligación de presentar la declaración informativa de precios de transferencia, en el cual no se determinó un efecto significativo sobre la renta gravable con relación al cálculo de los precios de transferencia. El estudio para el 2006 está en proceso.

16. Patrimonio

a) Capital social

Al 30 de septiembre de 2006 el capital social legal suscrito y pagado de Sivensa está representado por 4.883.031.334 acciones comunes, con un valor nominal de Bs 20 cada una (5.744.742.855 acciones comunes y una Acción Dorada, con un valor nominal de Bs 20 cada una al 30 de septiembre de 2005). El capital autorizado de la Compañía es de Bs 141.190.196.480.

En Asamblea Extraordinaria de Accionistas de Sivensa del 7 de abril de 2006, se autorizó la adquisición por parte de Sivensa de las acciones comunes representativas del 15% del capital social suscrito y pagado de la Compañía, así como de la Acción Dorada luego de su conversión en acción común. Dichas acciones eran poseídas por los acreedores financieros de Sidetur y Sivensa, a quienes se les asignaron como parte de los términos y condiciones de la reestructuración de la deuda a largo plazo de Sivensa y Sidetur acordada en mayo de 2002. El monto fijado para la adquisición de dichas acciones fue de US$24 millones, los cuales fueron financiados parcialmente por un préstamo otorgado por un banco extranjero a Sidetur por un monto de US$19 millones, y garantizado por las acciones de Ternium, Notas 7 y 10.

Asimismo, en dicha Asamblea Extraordinaria de Accionistas de abril de 2006, se aprobó la reducción del capital social de Sivensa en un monto equivalente al valor nominal de las acciones adquiridas a los bancos acreedores, y se delegó en la Junta Directiva de Sivensa la ejecución de dicha reducción de capital. En reunión de Junta Directiva de Sivensa del 12 de mayo de 2006, se aprobó ejecutar la reducción del capital social de Sivensa en un monto equivalente a la sumatoria del valor nominal de la totalidad de las acciones adquiridas de Bs 17.234.230.440 (equivalentes a unos US$8 millones), representativas del 15% del capital social de Sivensa a esa fecha. La diferencia entre el valor nominal de las acciones y el costo de adquisición de las mismas de unos US$16 millones se presenta neto en la cuenta de patrimonio "Monto en exceso (defecto) del valor par de las acciones".

En la Asamblea Extraordinaria de Accionistas del 15 de abril de 2005, se aprobó aumentar el capital social de Sivensa por un mínimo de Bs 32.250.000.000 y hasta un máximo de Bs 40.312.000.000, mediante oferta pública de acciones de la Compañía.

La oferta pública concluyó el 15 de junio de 2005. El capital social de Sivensa aumentó en 2.214.987.944 acciones comunes, de las cuales 1.882.696.011 fueron totalmente suscritas y pagadas como resultado de la oferta pública y 332.291.932 fueron totalmente suscritas y pagadas mediante la capitalización de acreencias derivadas de las comisiones por la enmienda al contrato de préstamo a largo plazo vigente a esa fecha (Nota 10). Asimismo, se modificó el documento constitutivo estatutario.

En Asamblea Extraordinaria de Accionistas del 25 de enero de 2002, se aprobó la emisión de la Acción Dorada, con valor nominal de Bs 20, a ser suscrita por las entidades financieras acreedoras. En dicha Asamblea Extraordinaria de Accionistas también se aprobó, entre otros asuntos, lo siguiente:

a) El régimen estatutario que regiría con relación a la Acción Dorada y para efectuar futuras capitalizaciones de acreencias, tanto obligatorias como opcionales, por parte de las instituciones financieras acreedoras, bajo los términos y condiciones de la reestructuración, a través de aumentos de capital que debía ejecutar la Junta Directiva y/o la Asamblea, mediante la emisión de nuevas acciones comunes, a ser suscritas por las instituciones financieras.

b) La suspensión temporal del régimen de decreto y pago de dividendos en efectivo de Sivensa.

c) La reorganización de las subsidiarias y la inversión de Sivensa en ellas.

d) La constitución de todas las garantías que debían otorgarse para la ejecución de la reestructuración de la deuda financiera.

e) La modificación del documento constitutivo estatutario con el objeto de adaptar el mismo a los requerimientos exigidos bajo la reestructuración.

Con el refinanciamiento de la deuda de Sidetur y Sivensa, el régimen de Acción Dorada referido en el literal a) de esta Nota, la suspensión temporal de dividendos referida en el literal b) de esta Nota y las garantías otorgadas referidas en el literal d) de esta Nota quedaron sin efecto, Nota 10.

La Asamblea de Accionistas celebrada el 7 de abril de 2006 también autorizó a la Junta Directiva de Sivensa para efectuar la modificación del documento constitutivo estatutario, con el fin de adaptarlo a los términos convenidos en el Contrato de préstamo modificado y actualizado, principalmente para eliminar el régimen de la Acción Dorada y la restricción establecida al pago de dividendos.

De acuerdo con los estatutos vigentes de Sivensa, cada acción confiere a su titular el derecho a un voto en las Asambleas de Accionistas en todos aquellos asuntos inherentes a su condición de accionistas de acuerdo con lo dispuesto en el Código de Comercio Venezolano, en la Ley de Mercado de Capitales y en cualquier otra disposición legal o reglamentaria que le sea aplicable.

En relación con la Acción Dorada convertida en acción común en el 2006, los estatutos establecían que dicha Acción Dorada se convertiría de pleno derecho en acción común cuando las obligaciones objeto del plan de reestructuración de la deuda de Sidetur y Sivensa hubieren sido íntegramente pagadas (por vía de pago en efectivo o a través de conversiones en acciones).

b) Dividendos

Sivensa paga sus dividendos en bolívares (Nota 2-a). Según la Ley de Mercado de Capitales, las sociedades que hagan oferta pública de sus acciones deberán repartir entre sus accionistas no menos del 50% de las utilidades netas en bolívares después de apartado para impuesto sobre la renta y deducidas las reservas legales; de este porcentaje, no menos del 25% deberá ser repartido en efectivo. Según las Normas emitidas por la CNV, la base para la distribución de dividendos y participaciones estatutarias no incluye la participación patrimonial en los resultados de filiales.

Durante el año fiscal finalizado al 30 de septiembre de 2005, estuvo vigente la restricción de pago de dividendos establecida en los acuerdos de la deuda de largo plazo de mayo de 2002, sobre la base de los cuales, en septiembre de 2001, a requerimiento de la banca acreedora y como parte de las negociaciones para la reestructuración de la deuda financiera (Nota 10), Sivensa solicitó a la CNV que se le eximiera de la referida obligación de decretar y pagar dividendos mínimos durante un período de seis años contados a partir de la fecha de efectividad de dicha reestructuración de deuda que se menciona en la Nota 10. Esta solicitud fue aprobada por la CNV el 23 de octubre de 2001 en la Resolución N° MF-CNV-CJ-138, y por la Asamblea Extraordinaria de Accionistas de 25 de enero de 2002.

c) Reserva legal

La reserva legal es un requerimiento según el cual las compañías venezolanas deben apartar el 5% de sus ganancias netas hasta que la reserva legal sea equivalente al menos a un 10% del capital social, con base en los estados financieros primarios de la Compañía, Nota 2.

17. Moneda Extranjera

El Grupo tiene los siguientes saldos en moneda extranjera diferente a dólares estadounidenses (bolívares) en las fechas indicadas:

(Millones de bolívares)	30 de septiembre de 2006	30 de septiembre de 2005
Activos		
Efectivo y sus equivalentes	138.608	54.905
Inversiones negociables	22.936	-
Cuentas por cobrar comerciales y compañías relacionadas	29.713	158.553
Anticipos a proveedores	5.280	11.995
Impuesto diferido	32.635	49.628
Cargos diferidos y otros activos no circulantes	700	-
Total activos monetarios	229.872	275.081
Pasivos		
Préstamos bancarios y porción circulante de préstamos a largo plazo	18.212	19.356
Proveedores y otros pasivos	374.084	273.748
Impuesto diferido	196.340	386.353
Total pasivos monetarios	588.636	679.457
Total (pasivos) monetarios netos, en bolívares	(358.764)	(404.376)
Total (pasivos) monetarios netos, equivalentes en millones de dólares estadounidenses	US$166,87	(US$188,08)

El Grupo no realiza operaciones de cobertura (hedging) sobre sus saldos y transacciones en bolívares, excepto por las transacciones de cobertura efectuadas por la filial Vicson.

La tasa de cambio oficial al final del año, las tasas de cambio promedio para cada año y los aumentos en el IPC, publicado por el BCV, fueron los siguientes:

	Años finalizados el 30 de septiembre de 2006	Años finalizados el 30 de septiembre de 2005
Tasa de cambio oficial para el dólar estadounidense al final del año (Bs/US$1)	2.150	2.150
Tasa de cambio promedio para el dólar estadounidense por el año (Bs/US$1)	2.150	2.035
Aumento en el Indice de Precios al Consumidor (IPC) del año (%)	15	15

El 21 de enero de 2003 se suspendió el libre comercio de divisas en Venezuela y el 5 de febrero de 2003 el BCV y el Ministerio de Finanzas suscribieron el Convenio Cambiario N° 1, el cual establece el nuevo régimen para la administración de divisas a ser aplicado en el país como consecuencia de la política cambiaria acordada entre el Ejecutivo Nacional y el BCV. Igualmente, suscribieron el Convenio Cambiario N° 2, mediante el cual se fijó la tasa de cambio en Bs 1.596/US$1 para la compra y Bs 1.600/US$1 para la venta. Asimismo, mediante Decreto Presidencial de esa misma fecha, se crea la Comisión de Administración de Divisas (CADIVI), la cual tiene como atribuciones la coordinación, administración, control y establecimiento de los requisitos, procedimientos y restricciones para la ejecución del Convenio Cambiario N° 1. El Convenio Cambiario N° 1, entre otros aspectos, establece la obligación de vender al BCV todas las divisas que ingresen al país. El BCV centralizará la compra y venta de divisas en el país.

Posteriormente, CADIVI ha emitido providencias sobre diferentes aspectos y requisitos en relación con la administración del régimen cambiario, tales como los relacionados con registros de usuarios, requisitos para los importadores y exportadores, y requisitos para el registro de la deuda externa del sector privado al 22 de enero de 2003.

El 2 de marzo de 2005 el Ejecutivo Nacional y el BCV acordaron fijar a partir de esa fecha la tasa de cambio oficial en Bs 2.144,60/US$1 para la compra y Bs 2.150/US$1 para la venta.

Sivensa y Sidetur cumplieron los procesos requeridos para la inscripción y registro de su deuda externa privada de US$250 millones ante CADIVI a los fines de poder obtener las divisas para el pago de dicha deuda, a la tasa de cambio oficial establecida en el Convenio Cambiario N° 2. Según comunicación emitida por CADIVI, el 14 de octubre de 2003 se aprobó la solicitud de registro de dicha deuda y hasta el 30 de septiembre de 2006 Sidetur ha recibido US$149 millones.

En marzo de 2006 Sidetur recibió la aprobación formal por parte de CADIVI a su solicitud de cambio de acreedor y la emisión del contrato de préstamo modificado y actualizado, presentada por Sidetur ante dicho organismo en febrero de 2006, Nota 10.

Orinoco Iron, C.A. (actualmente fusionada con Venprecar) cumplió con los requisitos exigidos por CADIVI para el registro de su deuda en moneda extranjera al 22 de enero de 2003, la cual era de unos US$728 millones. En relación con dicho monto, Orinco Iron, C.A. obtuvo autorización de adquisición de divisas y autorización de liquidación de divisas por unos US$147 millones, los cuales no fueron utilizados. Al 30 de septiembre de 2006 el saldo de dicha deuda registrada en la filial Venprecar, luego de las ejecuciones efectuadas por los bancos acreedores (Nota 10) es de unos US$341 millones. Dichas ejecuciones fueron notificadas a CADIVI.

18. Regalías

Brifer y VAI suscribieron un contrato de comercialización del proceso Finmet (proceso de reducción directa del mineral de hierro), en el cual se establecen ciertos países donde Brifer y VAI tienen derecho exclusivo de promoción y comercialización en cuanto al proceso Finmet y sus mejoras. De acuerdo con dicho contrato, Brifer tiene derecho a recibir de VAI un monto mínimo de US$6 por tonelada métrica de capacidad nominal de diseño de cualquier nueva planta Finmet construida en la jurisdicción de VAI. Dicho ingreso se hará efectivo para Brifer o para una de sus filiales en un 50% a partir del momento del inicio del montaje de las instalaciones electromecánicas y el 50% restante en la fecha de aceptación provisional de la planta; a partir de 2002, entre el 75% y 85% de la regalía se hará efectiva a los 30 días de la firma del contrato, y el resto después de la fecha de aceptación provisional de la planta. Las patentes y derechos del proceso Finmet los poseen conjuntamente Brifer y VAI.

En 1996 la compañía australiana BHP-Billiton inició el montaje de las instalaciones electromecánicas de una planta en Port Hedland, Australia, con una capacidad anual diseñada de 2 millones de toneladas métricas, lo que representa una regalía potencial total de US$12 millones para Fior. Brifer (totalmente poseída por Fior en esa fecha) recibió en 1996 US$6 millones de ingresos por concepto de regalías sobre dicho proceso. Durante 1999 se determinó que la capacidad de esta planta sería mayor a la inicialmente estimada, por lo que Brifer reconoció como ingresos en 1999 US$1 millón como complemento a la regalía. Los restantes US$6 millones, que serían pagados a Brifer y reconocidos como ingreso, una vez obtenida la aceptación provisional de la referida planta, fueron objeto de las negociaciones entre IBH y BHP-Billiton mencionadas en la Nota 8, en las cuales se acordó que BHP-Billiton nada adeuda a Brifer por este concepto.

19. Información por Segmentos de Negocio

La estructura comercial del Grupo agrupa principalmente tres grandes segmentos de negocio:

Briquetas (IBH)

La producción de briquetas de hierro se realiza en las plantas de la filial IBH. La mayor parte de las briquetas producidas es exportada y el resto se incorpora al proceso de acería en algunas de las plantas de Sidetur.

Sector siderúrgico (Sidetur)

Sidetur produce cabillas y otros productos largos laminados de venta principalmente en el mercado local y el resto es exportado.

Sector alambre (Vicson)

Vicson produce alambre y productos derivados que se utilizan en los sectores de construcción, agricultura y manufactura. El alambre de púas, el alambre para resortes de colchón, el alambre para talones de neumáticos, galvanizado para guayas, clavos, mallas ciclón y mallas hexagonales son los principales productos de Vicson.

A continuación se presenta la información relevante de cada uno de los sectores de mercado:

Los resultados por segmento para el año finalizado el 30 de septiembre de 2006 son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Ventas netas								
Exportaciones	351.405	68.688	55.192	-	-	475.285	-	475.285
Mercado local	72.733	342.161	87.432	10.067	-	512.393	(71.415)	440.978
	424.138	410.849	142.624	10.067	-	987.678	(71.415)	916.263
Utilidad (pérdida) operativa	(54.837)	103.085	13.732	663	10.055	72.698	(21.356)	51.342
(Costos) ingresos financieros, neto	(34.949)	(17.552)	(2.362)	18	(3.277)	(58.122)	-	(58.122)
Utilidad antes de impuestos	(89.786)	113.098	10.913	680	6.778	41.683	(21.356)	20.327
Impuestos	164	14.986	(2.808)	(749)	2.111	13.704	(12.143)	1.561
Utilidad (pérdida) neta	(89.622)	128.084	8.105	(69)	8.889	55.387	(33.499)	21.888
Participación de intereses minoritarios	(3.318)	6	(440)	-	-	(3.752)	(23.549)	(27.301)

Los resultados por segmento para el año finalizado el 30 de septiembre de 2005 son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Ventas netas								
Exportaciones	407.235	96.904	51.570	-	-	555.709	-	555.709
Mercado local	31.214	243.925	71.039	9.615	-	355.793	(31.570)	324.223
	438.449	340.829	122.609	9.615	-	911.502	(31.570)	879.932
Utilidad (pérdida) operativa	112.547	62.119	9.114	1.056	(1.212)	183.624	279	183.903
(Costos) ingresos financieros, neto	(44.811)	(9.581)	(2.218)	(1.382)	-	(57.992)	(8)	(58.000)
Ajuste del valor de los préstamos a largo plazo	36.463	-	-	-	-	36.463	-	36.463
Provisión para inversiones	3.491	-	-	-	-	3.491	-	3.491
Utilidad antes de impuestos	36.329	48.380	6.918	1.085	35.570	128.282	(30.824)	97.458
Impuestos	17.955	(6.474)	(3.187)	(543)	(168)	7.583	12.253	19.836
Utilidad (pérdida) neta	54.284	41.906	3.731	542	35.402	135.865	(18.571)	117.294
Participación de intereses minoritarios	(45.775)	(1)	(219)	-	-	(45.995)	34.131	(11.864)

Otros montos por segmentos incluidos al 30 de septiembre de 2006 en el estado de ganancias y pérdidas son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Depreciación (Nota 5)	37.495	20.093	5.905	649	1.185	65.327	(223)	65.104
Amortización (Nota 9)	-	4.834	886	-	-	5.720	-	5.720

Otros montos por segmentos incluidos al 30 de septiembre de 2005 en el estado de ganancias y pérdidas son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Depreciación (Nota 5)	35.633	12.368	4.195	733	49	52.978	(9)	52.969
Amortización (Nota 9)	-	240	704	-	1.381	2.325	-	2.325

Los segmentos de activos y pasivos al 30 de septiembre de 2006 y desembolsos de capital para el año finalizado en esa fecha son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Activos	1.234.268	571.834	167.927	190.599	147.630	2.312.258	(394.327)	1.917.931
Pasivos	708.427	266.955	80.020	15.547	64.124	1.135.073	(84.846)	1.050.227
Adiciones de activos	29.872	4.023	2.833	372	-	37.100	-	37.100

Los segmentos de activos y pasivos al 30 de septiembre de 2005 y desembolsos de capital para el año finalizado en esa fecha son los siguientes:

(Miles de dólares estadounidenses)	Briquetas	Siderúrgico	Alambre	Otros	Corporativa	Total combinado	Asiento de eliminación consolidado	Total
Activos	1.230.646	439.998	117.783	125.064	168.065	2.081.556	(398.891)	1.682.665
Pasivos	615.184	282.761	42.722	18.851	71.657	1.031.175	(127.175)	904.000
Adiciones de activos	17.010	9.875	2.963	356	-	30.204	-	30.204

Las ventas de exportación del Grupo son en su mayoría en los países que se detallan a continuación:

(Miles de dólares estadounidenses)	30 de septiembre de 2006	2005
Ventas		
Norte América	130.009	193.386
Sur América, Centro América y el Caribe	140.040	131.032
Asia	51.281	113.293
Europa	153.955	117.998
Total ventas de exportación	475.285	555.709

20. Cuentas y Transacciones con Compañías Relacionadas

El Grupo mantiene negocios con algunos de sus socios minoritarios y compañías relacionadas, bajo varios acuerdos contractuales.

I. Los saldos con compañías relacionadas al 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	2006	2005
Cuentas por cobrar		
Otras	563	274
Cuentas por cobrar a largo plazo		
CVG Ferrominera Orinoco, C.A.	161	161
Cuentas por pagar		
CVG Ferrominera Orinoco, C.A.	98.683	45.548
Consorcio Siderurgia Amazonia, Ltd. (Nota 7)	-	4.643
Bekaert Engineering	7.723	285
Otras	2.228	1.112
	108.634	51.588
CVG Ferrominera Orinoco, C.A., porción a largo plazo	(16.263)	(27.960)
	92.371	23.628

Las cuentas por pagar a CVG Ferrominera Orinoco, C.A. generan intereses sobre saldos vencidos. Durante el año finalizado el 30 de septiembre de 2006, las tasas de interés oscilaron entre el 13,83% y 15% anual.

Las cuentas con otras compañías relacionadas no generan intereses.

II. Las transacciones más importantes con compañías relacionadas comprenden lo siguiente:

	Años finalizados el 30 de septiembre de	
(Miles de dólares estadounidenses)	**2006**	**2005**
Compras de mineral de hierro y otras materias primas		
CVG Ferrominera Orinoco, C.A.	184.037	98.204
Orinoco Iron, C.A.	-	30.782
Gastos por regalías	916	432

El saldo por pagar al Grupo Bekaert incluye principalmente dividendos por pagar decretados por unos US$7 millones por una filial consolidada y regalías por pagar.

Contratos de suministro de mineral de hierro

El mineral de hierro y las pellas que utilizan Venprecar y Orinoco Iron para producir briquetas es suministrado por CVG Ferrominera Orinoco, C.A., una compañía propiedad del Estado venezolano y el único proveedor de este mineral en Venezuela, conforme a contratos originalmente firmados en 1988 y renovado en 1998 por 20 años en el caso de Venprecar y en 1997 con vigencia de 20 años en el caso de Orinoco Iron. Los contratos tienen cláusulas de renovación automática. Según dichos contratos, el precio del suministro debía ser calculado en referencia al precio del mineral de hierro en el mercado internacional y los aumentos interanuales no podían ser mayores que las variaciones de un índice internacional de precios al productor.

En septiembre de 2005 se publicó en Gaceta Oficial el Decreto de "Garantía de Suministro de Materias Primas y Productos Semielaborados Provenientes del Territorio Nacional" emitido por la Presidencia de la República Bolivariana de Venezuela, con el fin de garantizar el suministro de materias primas y productos semielaborados al sector industrial transformador venezolano. Conforme a este Decreto, las industrias debían suscribir un Convenio de Aseguramiento de Materias Primas y Productos Semielaborados del Hierro y el Acero (CAMP) con el Ministerio de Industrias Básicas y Minería (MIBAM), que en el caso de Venprecar y Orinoco Iron S.C.S., es CVG Ferrominera Orinoco, C.A. Tal convenio CAMP fue suscrito por parte importante del sector transformador en octubre de 2005, con excepción, entre otras, de las empresas filiales Venprecar y Orinoco Iron, quienes por restricciones establecidas en los contratos originales de su deuda bancaria, estaban impedidas de suscribirlo sin la dispensa respectiva de los bancos acreedores, accediendo a los cambios en los contratos de suministro establecidos en el CAMP.

En noviembre de 2005 el MIBAM instruyó a CVG Ferrominera Orinoco, C.A. para que a partir de diciembre de 2005 se comenzara a aplicar un precio que representara el 100% del precio internacional de esta materia prima, y estableció como condición para aplicar un descuento mínimo de 20%, que las empresas firmaran las correspondientes enmiendas a los contratos de suministro anteriormente descritos, los cuales estaban vigentes a esa fecha; así como también la firma del Convenio de Aseguramiento de Materias Primas y Productos Semielaborados del Hierro y el Acero (CAMP), arriba mencionado.

Posteriormente, en enero de 2006 se produjeron incrementos adicionales de los precios de mineral de hierro por el orden del 19% (mineral fino y grueso) y una reducción del 3% para la pella, como consecuencia de los ajustes que afectaron las referencias internacionales de los mismos.

El 31 de julio de 2006 las filiales Venprecar y Orinoco Iron, con la dispensa previa de los bancos acreedores, firmaron el acuerdo de adhesión a los términos y condiciones establecidos en el CAMP y, sólo a partir de agosto de 2006, comenzaron a obtener el descuento del 20% en el precio de la materia prima de acuerdo con los rangos mencionados en dicho acuerdo.

Acuerdos de reestructuración de deuda comercial con CVG Ferrominera Orinoco, C.A.

En relación con los plazos de las facturas emitidas por CVG Ferrominera Orinoco, C.A. durante el 2003 y 2002, FMO extendió los plazos de cobro de su facturación.

El 26 de mayo de 2005 Orinoco Iron firmó con CVG Ferrominera Orinoco, C.A. un acuerdo de reestructuración de su deuda comercial acumulada al 30 de abril de 2004. En dicho acuerdo, la deuda fue dividida en dos bloques: i) el primer bloque, por US$23,3 millones, acumula intereses sobre el capital adeudado a la tasa LIBOR a 90 días más el 4%, y deben ser pagados a los 30 días de haber pagado la totalidad del capital; en caso contrario, estos intereses adeudados se convertirán en capital y generarán intereses. Las amortizaciones de capital se harán en bolívares calculados a la tasa de cambio oficial vigente establecida por el Banco Central de Venezuela (BCV), y su esquema de pago está asociado a la generación de caja excedentaria de Orinoco Iron; ii) el segundo bloque, por Bs 14.607 millones, acumula intereses mensualmente sobre el capital adeudado a la tasa activa promedio de los seis principales bancos del país fijada por el BCV, y deben ser pagados a los 30 días siguientes de pagada la totalidad del capital; en caso contrario, estos intereses adeudados se convertirán en capital y generarán intereses.

Durante el 2006 la filial Orinoco Iron efectuó amortizaciones de capital del primer bloque a través de cesiones de Certificados de Reintegro Tributarios (CERT) al acreedor y compensaciones de devoluciones de mineral ultra fino por unos US$5,3 millones y US$6,9 millones, respectivamente; asimismo, se registraron intereses por US$1 millón.

La totalidad del capital del segundo bloque denominado en bolívares fue pagado en junio de 2005. Durante el 2006 la filial Orinoco Iron pagó la totalidad de los intereses acumulados del segundo bloque por unos Bs 2.625 millones, a través de la cesión de CERT al acreedor.

Por su parte, el 26 de mayo de 2005 Venprecar también firmó un acuerdo de reestructuración de su deuda comercial acumulada al 30 de abril de 2004 por US$18,8 millones con CVG Ferrominera Orinoco, C.A. El interés aplicable sobre el capital adeudado será calculado mensualmente a la tasa LIBOR a 90 días más el 4%, y los mismos deben ser pagados a los 30 días de haber pagado la totalidad del capital; en caso contrario, estos intereses adeudados se convertirán en capital y generarán intereses. Las amortizaciones de capital están asociadas a las mismas condiciones del tramo en dólares estadounidenses de la deuda comercial de Orinoco Iron arriba mencionada. Durante el 2005 Venprecar efectuó pagos de capital por US$10,5 millones. Durante el 2006 la filial Venprecar registró gastos de interés por unos US$671.000.

Otras transacciones con compañías relacionadas

La filial Vicson tiene un contrato de asistencia técnica con su relacionada Bekaert Engineering, equivalente al 0,75% de las ventas de Vicson, excluyendo las provenientes de cables, neto de descuentos y comisiones en ventas, fletes e impuestos.

21. Principales Filiales

Las filiales con operaciones más significativas son las siguientes:

Nombre	% de posesión	País	Segmento
Siderúrgica del Turbio, S.A. "Sidetur" y sus filiales	100	Venezuela	Siderúrgico
Tornillos Carabobo, C.A. "Torcar"	100	Venezuela	Otros
International Briquettes Holding (IBH) (y su principal filial Venezolana de Prerreducidos Caroní "Venprecar", C.A. (Venezuela) 98,4%	67,8	Islas Cayman	Briquetas
Vicson, S.A. y su principal filial Productora de Alambres Colombianos, S.A. "Proalco" (Colombia), 75%	50,002	Venezuela	Alambre

Acuerdo de fusión por absorción entre Venprecar y Orinoco Iron, C.A.

En Asambleas Extraordinarias de Accionistas de las filiales de IBH, Orinoco Iron, C.A. y Venprecar, celebradas el 24 de mayo de 2005, se aprobó la fusión por absorción de los activos y pasivos de Orinoco Iron, C.A. por parte de la empresa subsistente Venprecar. El anuncio público respectivo fue realizado el 27 de mayo de 2005.

Previo al proceso de fusión, el 18 de agosto de 2005 se acordó que IBH y los accionistas de Orinoco Iron aportasen a una nueva entidad, IBH de Venezuela, C.A., parte de la participación de IBH en Venprecar y la totalidad de las acciones de Orinoco Iron. Dichas transacciones originaron para IBH un incremento de la participación accionaria en Orinoco Iron del 9,86% y la reducción de su participación accionaria en Venprecar del 23,17%. En consecuencia, a esa fecha la participación accionaria directa e indirecta de IBH en Orinoco Iron y en Venprecar es de 60,86% y 74,67%, respectivamente.

La fusión se hizo efectiva el 27 de agosto de 2005 y, una vez cumplido los plazos legales, fue ratificada por la Asamblea de Accionistas de la filial Venprecar celebrada el 29 de agosto de 2005. En consecuencia, a partir de esa fecha, la participación accionaria directa e indirecta de IBH en la compañía fusionada subsistente Venprecar es del 67,75%. Como resultado de la fusión, algunos derechos de los bancos acreedores vinculados originalmente con Orinoco Iron se encuentran ahora representados en una Acción Dorada de Venprecar.

El 29 agosto de 2005 los bancos acreedores, en su calidad de accionistas minoritarios indirectos de la filial IBH de Venezuela, C.A., IBH y sus filiales firmaron acuerdos de opción y obligación de compra de las acciones que el accionista minoritario mantiene en la mencionada filial, Nota 10.

Debido a que estas transacciones de intercambio en las participaciones accionarias de las filiales constituyen una combinación de entidades bajo control común, fueron contabilizadas considerando los valores según libros a la fecha de la transacción, y la diferencia entre los valores patrimoniales intercambiados se presenta en la cuenta de patrimonio "Efecto neto en la combinación (fusión) de filiales".

22. Compromisos y Contingencias

Arrendamiento capitalizable

En junio de 2004 Sidetur firmó el contrato de arrendamiento y el contrato de opción a compra de terrenos, edificaciones y repuestos.

En el contrato de arrendamiento se fijó el canon en US$250.000 hasta el trimestre que finalizó el 18 de noviembre de 2005. El último canon de arrendamiento por US$1.750.000 se pagará en siete cuotas iguales trimestrales y consecutivas de US$250.000 cada una, a partir del trimestre que finalizará el 18 de febrero de 2006.

El contrato de compra tiene dos opciones, las cuales fueron ejercidas en dos plazos, la primera el 18 de agosto de 2004 y la segunda el 18 de mayo de 2006.

El 18 de agosto de 2004 Sidetur ejerció la primera opción por US$3.750.000, a través del perfeccionamiento de la operación de compra-venta de maquinarias y equipos, cancelando la primera cuota extraordinaria de US$1.750.000. El saldo restante por US$2.000.000 no generará intereses y será pagado de la siguiente manera: Cinco cuotas iguales y trimestrales de US$50.000 desde el 18 de noviembre de 2004 hasta el 18 de mayo de 2005 y desde el trimestre del 18 de noviembre de 2005 y hasta el 18 de febrero de 2006, y una cuota extraordinaria de US$1.750.000 pagada el 18 de agosto de 2005.

En septiembre de 2005 Sidetur ejerció anticipadamente la segunda opción y deberá pagar US$4.050.000 de la siguiente manera: una cuota de US$50.000 el 18 de mayo de 2006, dos cuotas de US$1.850.000 cada una, la primera el 18 de agosto de 2006 y la segunda el 18 de agosto de 2007, y tres cuotas iguales y trimestrales de US$100.000 a partir del trimestre finalizado el 18 de noviembre de 2006 hasta el trimestre que finalizará el 18 de agosto de 2007.

Al 30 de septiembre de 2006 Sidetur adeuda unos US$5,2 millones.

Litigios y otros reclamos

Existen ciertos litigios y reclamos contra el Grupo, surgidos en el curso normal del negocio, que están pendientes y no se pueden cuantificar sus posibles efectos finales. En opinión de la gerencia del Grupo, basada en la opinión de los asesores legales de Sivensa, estos asuntos no deberían tener un efecto material adverso en la posición financiera consolidada o en los resultados consolidados de operaciones del Grupo.

Dichos reclamos incluyen una solicitud de arbitraje contra Orinoco Iron, C.A. (actualmente fusionada con Veprecar), presentada por los dueños de la MV-Ythan, el cual se hundió en febrero de 2004 con una carga de finos metalizados. Adicionalmente, los dueños del referido buque solicitaron la ejecución de embargos preventivos sobre bienes de Orinoco Iron en los Estados Unidos de América (USA) e Inglaterra para garantizar los resultados del procedimiento de arbitraje por unos US$20 millones. Orinoco Iron hizo oposición a la medida preventiva acordada por la Real Corte de Londres, la cual resolvió a favor de Orinoco Iron en septiembre de 2004. En septiembre de 2004 la Corte de Ohio en USA ordenó liberar la medida de embargo dictada contra Orinoco Iron en junio de 2004; en septiembre de 2004 los dueños del buque apelaron la anterior decisión, la cual fue negada por el tribunal competente.

Por su parte, a mediados de 2005 los dueños del buque MV-Ythan propusieron llevar la controversia a un proceso de mediación que involucrara a todas las partes en disputa, invitación que Orinoco Iron, C.A. decidió aceptar mediante notificación enviada en noviembre de 2005.

En octubre de 2006 Ythan Limited, Venprecar y todas las demás partes involucradas en el incidente firmaron un contrato de finiquito en el cual se acordó en el caso de Venprecar el pago de US$8 millones a más tardar el 28 de diciembre de 2006 con el fin de liberar a Venprecar de cualquier demanda en relación con las acciones ejercidas en contra de Orinoco Iron, C.A. por el siniestro de la MV-Ythan. Dicho monto fue registrado en los resultados del 2006. El contrato de finiquito establece que en caso de que Venprecar no efectúe el pago acordado dentro del plazo señalado, entonces Ythan podrá: i) cobrar intereses de mora a Venprecar por el pago tardío o ii) reinstaurar las acciones legales contra Venprecar. La gerencia de Venprecar está efectuando las gestiones necesarias en relación con el pago oportuno del monto acordado, así como el reclamo al asegurador.

Regulaciones ambientales

El Grupo está sujeto a leyes y regulaciones ambientales en Venezuela. El Grupo no ha sido objeto de reclamos o demandas importantes por parte de las autoridades ambientales y de salud en relación con asuntos ambientales, con excepción de un procedimiento administrativo iniciado por el Ministerio del Ambiente contra la filial Vicson en el 2002 y la filial Casima. La filial Vicson presentó su plan de adecuación en relación con el asunto sujeto del procedimiento.

Sidetur

El 17 de junio de 2002 el Ministerio del Ambiente efectuó una revisión de las operaciones de una de las plantas de Sidetur (Casima). Como resultado de esta revisión, Sidetur deberá instalar un sistema de control de emisiones y polvo para cumplir con la normativa ambiental en Venezuela. Sidetur instalará el sistema de control de emisiones en dos etapas. En la primera etapa debió ser finalizada antes de agosto de 2005 y la segunda etapa debió ser finalizada antes de junio de 2006. La primera etapa prevé la instalación de un sistema de tratamiento de polvo y filtros para el horno de arco eléctrico y la segunda etapa prevé la instalación de una campana sobre el horno de arco para el tratamiento de emisiones secundarias. El sistema se instalará a un costo estimado de US$11 millones.

En enero de 2006 el Ministerio del Ambiente aprobó una extensión de las fechas de finalización de las etapas. Con base en los nuevos términos, la primera etapa deberá ser finalizada antes de agosto de 2007 y la segunda etapa deberá ser finalizada antes de junio de 2008. El valor presente de los flujos futuros de efectivo descontados relacionados con la adecuación ambiental al 30 de septiembre de 2006 se determinó en US$10 millones.

Vicson

Existe una demanda en contra de la filial Vicson por unos US$4,6 millones por presuntos daños morales y materiales ocasionados a una empresa de transporte por los residuos supuestamente contaminantes generados por la planta de la filial. La gerencia de la filial considera que no es posible predecir el resultado de este asunto; sin embargo, en opinión de la gerencia y de sus asesores legales, se ha determinado que existen defensas a ser alegadas en contra del reclamo que tienden a desvirtuar los alegatos presentados; lo cual permitirá que el proceso sea favorable a la filial.

23. Gastos por Naturaleza

Los gastos por naturaleza del año finalizado el 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
Materia prima	341.945	280.022
Materiales	73.657	48.731
Repuestos	40.570	41.102
Depreciación	65.104	52.969
Mano de obra	84.778	84.570
Electricidad, gas y agua	89.718	83.365
Otros costos de producción	52.716	40.367
Fletes y otros gastos de exportación	37.996	21.909
Parada de planta	24.243	23.963
Costos de alquiler de planta	-	3.000
Inversiones no capitalizables	1.232	1.079
Impuestos y contribuciones	4.023	6.431
Honorarios y asesorías	13.505	6.682
Vigilancia y mantenimiento	3.262	3.494
Indemnización de compañía aseguradora (Nota 4)	-	(20.201)
Otros gastos	11.420	16.706
Total costo de ventas y gastos generales y de administración	844.169	694.189

24. Intereses y Otros Gastos de Financiamiento, Neto

Los intereses y otros gastos de financiamiento, neto del año finalizado el 30 de septiembre comprenden lo siguiente:

(Miles de dólares estadounidenses)	**2006**	**2005**
Intereses sobre préstamos	(40.219)	(39.221)
Amortización de cargos diferidos	(4.817)	(1.626)
Otros gastos financieros y comisiones	(14.682)	(18.435)
	(59.718)	(59.282)
Ingreso por intereses (Nota 3)	1.596	1.282
	(58.122)	(58.000)

25. Eventos Subsecuentes

El 31 de octubre de 2006 el SENIAT notificó actas de reparo a las declaraciones de impuesto sobre la renta de Sivensa, correspondientes a los ejercicios fiscales 2001-2002, 2002-2003, 2003-2004 y 2004-2005 por unos Bs 17.400 millones (equivalentes a unos US$8 millones). Sivensa planea contestar dichos reparos dentro de los plazos establecidos para estos procedimientos, y en opinión de la gerencia de Sivensa y de sus asesores legales, espera obtener un resultado favorable en relación a los reparos presentados por la administración tributaria.

El 20 de noviembre de 2006 el Ejecutivo Nacional emitió el Decreto N° 4.497, en el cual se declaran ciertos bienes y servicios como de primera necesidad en todo el territorio nacional, y sobre los cuales se fijará el Precio Máximo de Venta al Público (PMVP). Entre los bienes y servicios de primera necesidad se incluyen la mayoría de las presentaciones de cabillas y mallas elaboradas, y comercializadas por la filial Sidetur y un producto elaborado por la filial Vicson. El 5 de diciembre de 2006 los Ministerios de Industrias Básicas y Ligeras, Infraestructura y Vivienda y Hábitat, a través de una resolución conjunta, fijaron los PMVP para estos productos.

Un especial agradecimiento a nuestros empleados que gustosamente participaron en la producción fotográfica de este Informe

p 2	**Antonio Osorio**, Gerencia Corporativa de Planificación. Sivensa
p 4	**Claudia Tepedino**, Gerencia de Administración y Finanzas. Sidetur
p 6	**Luis López**, Presidencia. Sivensa
p 7	**Pablo Rodríguez**, Gerencia de Operaciones. Vicson
p 8	**Carmen Arellano**, Gerencia de Planificación Financiera. IBH
p 10	**Carmen Mata**, Gerencia de Operaciones. Vicson
p 11	**Ángel Yépez**, Gerencia de Laminación, Planta Barquisimeto. Sidetur
p 12	**Aura Oliveros**, Gerencia de Acería, Planta Barquisimeto. Sidetur
p 15	**José Jaime**, Gerencia de Operaciones. Vicson
p 17	**José Aguilera**, Gerencia Técnica, Vicepresidencia de Operaciones. IBH
p 19	**Liseth Ostos**, Gerencia de Recursos Humanos. Vicson
p 20	**Carmen Gudiño**, Dirección de Finanzas. Sivensa
p 23	**Cecilia Armas**, Presidencia. Sivensa
p 24	**Peggy Medina**, Gerencia de Planivensa. Sivensa
p 26	**Guillermo Rodríguez**, Dirección Ejecutiva. Fundametal

Relaciones
con los Inversionistas

Relaciones con los Inversionistas

Gerencia Corporativa de Planificación

Av. Venezuela Edificio Torre América Piso 12.
Urbanización Bello Monte. Caracas, Venezuela

Teléfonos: (58212) 707.6145 / 707.6280
Telefax: (58212) 707.6352

E-mail: antonio.osorio@sivensa.com

Agente de Traspaso

Planivensa

Av. Venezuela. Edificio Torre América. Piso 12.
Urbanización Bello Monte. Caracas, Venezuela.

Teléfonos: (58212) 707.6468 / 707.6466
Telefax: (58212) 707.6456

E-mail: peggy.medina@sivensa.com

Auditores

Espiñeira, Sheldon y Asociados (Miembro de PricewaterhouseCoopers)

Av. Principal de Chuao, Edif. del Río, Caracas, Venezuela

Teléfono: (58212) 700.6332
Telefax: (58212) 991.5210

E-mail: jose.apostolico@ve.pwc.com